UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 4, 2016

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2016 Report of UBS AG, which appears immediately following this page.

UBS AG

Second quarter 2016  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

3.	UBS AG (standalone) financial and regulatory information
69	UBS AG (standalone) financial information
72	UBS AG (standalone) regulatory information

Appendix
75	Cautionary statement

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Corporate calendar UBS AG

Publication dates of quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Second quarter 2016 report

UBS AG (consolidated) key figures

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.16	31.3.16	31.12.15	30.6.15	30.6.16	30.6.15

Results
Operating income	7,399	6,855	6,771	7,784	14,254	16,644
Operating expenses	5,942	5,876	6,543	6,087	11,818	12,254
Operating profit / (loss) before tax	1,457	979	228	1,698	2,436	4,391
Net profit / (loss) attributable to UBS AG shareholders	1,009	713	950	1,178	1,723	3,201

Key performance indicators¹
Profitability
Return on tangible equity (%)	8.6	6.0	8.1	10.4	7.3	14.1
Return on assets, gross (%)	3.0	2.9	2.8	3.1	2.9	3.2
Cost / income ratio (%)	80.2	85.7	95.8	78.1	82.9	73.5
Growth
Net profit growth (%)	(14.3)	(64.8)	6.4	48.7	(46.2)	73.4
Net new money growth for combined wealth management businesses (%)²	1.7	5.9	2.9	1.5	3.8	2.6
Resources
Common equity tier 1 capital ratio (fully applied, %)³	15.0	14.9	15.4	15.6	15.0	15.6
Leverage ratio (phase-in, %)⁴	5.5	5.6	5.7	5.1	5.5	5.1

Additional information
Profitability
Return on equity (RoE) (%)	7.4	5.1	6.9	8.9	6.3	12.1
Return on risk-weighted assets, gross (%)⁵	13.8	13.0	12.8	14.6	13.4	15.5
Resources
Total assets	990,135	968,158	943,256	951,528	990,135	951,528
Equity attributable to UBS AG shareholders	53,353	55,660	55,248	51,685	53,353	51,685
Common equity tier 1 capital (fully applied)³	32,184	32,118	32,042	32,834	32,184	32,834
Common equity tier 1 capital (phase-in)³	38,913	38,762	41,516	39,169	38,913	39,169
Risk-weighted assets (fully applied)³	214,210	214,973	208,186	210,400	214,210	210,400
Common equity tier 1 capital ratio (phase-in, %)³	17.9	17.8	19.5	18.5	17.9	18.5
Total capital ratio (fully applied, %)³	21.2	20.9	21.0	20.2	21.2	20.2
Total capital ratio (phase-in, %)³	23.5	23.9	24.9	23.8	23.5	23.8
Leverage ratio (fully applied, %)⁴	5.0	5.0	4.9	4.5	5.0	4.5
Leverage ratio denominator (fully applied)⁴	899,075	907,277	898,251	946,457	899,075	946,457
Other
Invested assets (CHF billion)⁶	2,677	2,618	2,689	2,628	2,677	2,628
Personnel (full-time equivalents)⁷	57,387	58,053	58,131	59,648	57,387	59,648

1 Refer to the "Measurement of performance" section of our Annual Report 2015 and to the “Recent developments” section of the UBS Group second quarter 2016 report for the definitions of our key performance indicators.    2 Based on adjusted net new money which excludes the negative effect on net new money of CHF 6.6 billion in Wealth Management from our balance sheet and capital optimization program in the second quarter of 2015.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of the UBS Group second quarter 2016 report for more information.    4 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of the UBS Group second quarter 2016 report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    5 Based on fully applied risk-weighted assets.    6 Includes invested assets for Personal & Corporate Banking.    7 As of 30 June 2016, the breakdown of personnel by business division and Corporate Center was as follows: Wealth Management: 10,131; Wealth Management Americas: 13,643; Personal & Corporate Banking: 5,012; Asset Management: 2,340; Investment Bank: 5,014; Corporate Center – Services: 21,042; Corporate Center – Group ALM: 134; Corporate Center – Non-core and Legacy Portfolio: 70.

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG, and UBS AG's shares are no longer publicly traded following delisting from the New York Stock Exchange and SIX Swiss Exchange in 2015. Financial information for UBS AG (consolidated) does not differ materially from that for UBS Group AG (consolidated).

This report includes risk and capital management information for UBS AG (consolidated), the interim consolidated financial statements of UBS AG for the quarter ended 30 June 2016, as well as selected financial and regulatory information for UBS AG (standalone).

→   Refer to the UBS Group second quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated).

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG, but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 30 June 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests (NCI), while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Refer to the "Capital management" section of this report for more information on differences in regulatory capital between UBS Group AG (consolidated) and UBS AG (consolidated).

Introduction

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.6.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,404	7,399	5
Operating expenses	5,915	5,942	(27)
Operating profit / (loss) before tax	1,489	1,457	32
of which: Wealth Management	518	514	4
of which: Wealth Management Americas	237	225	12
of which: Personal & Corporate Banking	534	533	1
of which: Asset Management	114	113	1
of which: Investment Bank	284	267	17
of which: Corporate Center	(198)	(195)	(3)
of which: Services	(113)	(109)	(4)
of which: Group ALM	44	42	2
of which: Non-core and Legacy Portfolio	(129)	(128)	(1)
Net profit / (loss)	1,113	1,088	25
of which: net profit / (loss) attributable to shareholders	1,034	1,009	25
of which: net profit / (loss) attributable to preferred noteholders		78	(78)
of which: net profit / (loss) attributable to non-controlling interests	79	1	78

Statement of comprehensive income
Other comprehensive income	445	446	(1)
of which: attributable to shareholders	117	118	(1)
of which: attributable to preferred noteholders		328	(328)
of which: attributable to non-controlling interests	329	0	329
Total comprehensive income	1,558	1,535	23
of which: attributable to shareholders	1,151	1,127	24
of which: attributable to preferred noteholders		406	(406)
of which: attributable to non-controlling interests	407	1	406

Balance sheet
Total assets	989,397	990,135	(738)
Total liabilities	935,835	936,096	(261)
Total equity	53,562	54,039	(477)
of which: equity attributable to shareholders	52,876	53,353	(477)
of which: equity attributable to preferred noteholders		649	(649)
of which: equity attributable to non-controlling interests	686	37	649

Capital information
Common equity tier 1 capital (fully applied)	30,264	32,184	(1,920)
Common equity tier 1 capital (phase-in)	37,064	38,913	(1,849)
Additional tier 1 capital (fully applied)	7,785	2,688	5,097
Tier 2 capital (fully applied)	11,331	10,441	890
Total capital (fully applied)	49,381	45,313	4,068
Risk-weighted assets (fully applied)	213,840	214,210	(370)
Common equity tier 1 capital ratio (fully applied, %)	14.2	15.0	(0.8)
Common equity tier 1 capital ratio (phase-in, %)	17.1	17.9	(0.8)
Total capital ratio (fully applied, %)	23.1	21.2	1.9
Leverage ratio denominator (fully applied)	898,195	899,075	(880)
Leverage ratio (fully applied, %)	5.5	5.0	0.5

As of or for the quarter ended 31.3.16			As of or for the quarter ended 31.12.15
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

6,833	6,855	(22)	6,775	6,771	4
5,855	5,876	(21)	6,541	6,543	(2)
978	979	(1)	234	228	6
557	552	5	344	342	2
211	204	7	14	8	6
399	399	0	355	356	(1)
90	90	0	171	171	0
253	236	17	80	83	(3)
(534)	(502)	(32)	(729)	(732)	3
(203)	(193)	(10)	(345)	(349)	4
(148)	(127)	(21)	(56)	(54)	(2)
(183)	(182)	(1)	(329)	(329)	0
708	713	(5)	950	951	(1)
707	713	(6)	949	950	(1)
	0	0		0	0
0	0	0	1	1	0

(358)	(358)	0	214	214	0
(308)	(308)	0	177	177	0
	(50)	50		35	(35)
(50)	(1)	(49)	37	2	35
349	355	(6)	1,164	1,165	(1)
399	405	(6)	1,126	1,126	0
	(50)	50		35	(35)
(50)	(1)	(49)	38	3	35

966,873	968,158	(1,285)	942,819	943,256	(437)
910,088	910,557	(469)	885,511	886,013	(502)
56,786	57,601	(815)	57,308	57,243	65
54,845	55,660	(815)	55,313	55,248	65
	1,905	(1,905)		1,954	(1,954)
1,941	36	1,905	1,995	41	1,954

29,853	32,118	(2,265)	30,044	32,042	(1,998)
36,580	38,762	(2,182)	40,378	41,516	(1,138)
7,585	2,643	4,942	6,154	1,252	4,902
11,112	10,217	895	11,237	10,325	912
48,551	44,978	3,573	47,435	43,619	3,816
213,558	214,973	(1,415)	207,530	208,186	(656)
14.0	14.9	(0.9)	14.5	15.4	(0.9)
16.9	17.8	(0.9)	19.0	19.5	(0.5)
22.7	20.9	1.8	22.9	21.0	1.9
905,801	907,277	(1,476)	897,607	898,251	(644)
5.4	5.0	0.4	5.3	4.9	0.4

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) does not differ materially from that of UBS Group AG (consolidated), and risk information provided in the UBS Group second quarter 2016 report is equally applicable to UBS AG (consolidated).

The credit risk profile of UBS AG (consolidated) differs from that of UBS Group AG (consolidated) primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG (consolidated) as of 30 June 2016 was CHF 0.9 billion or 0.2% higher than the exposure of UBS Group, compared with CHF 1.7 billion or 0.3% as of 31 March 2016.

→   Refer to the "Risk management and control" section of the UBS Group second quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Capital management

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs. Therefore, the capital and leverage ratio disclosures in this section focus on Swiss SRB capital information. The capital and leverage ratio framework and requirements applicable to UBS AG (consolidated) are consistent with those applicable to UBS Group AG (consolidated).

In May 2016, the Swiss Federal Council adopted the amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework which became effective as of 1 July 2016. Information on the revised Swiss SRB framework and requirements, as well as information on the current Swiss SRB framework and requirements applicable to UBS AG (consolidated) can be found in the “Capital management” section of the UBS Group second quarter 2016 report.

In this section, we disclose UBS AG (consolidated) capital and leverage ratio information and differences between UBS Group AG (consolidated) and UBS AG (consolidated) in accordance with the current Swiss SRB framework effective as of 30 June 2016.

→   Refer to the UBS Group second quarter 2016 report in the section “Quarterly reporting” at www.ubs.com/investors, for more information

UBS AG (consolidated) capital information

Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)				Capital
	Requirement¹	Actual²			Requirement	Eligible²˒³
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	4.5	9,759	9,759	9,796	9,567
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	6.4⁴	13.8	13.3	15.0	13,961	29,927	28,965	31,948
of which: effect of countercyclical buffer	0.2	0.2	0.2	0.2	407	407	415	356
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4	4.8	5.6	4.9	7,368	10,441	12,236	10,325
Phase-out capital (tier 2 capital)		0.3	0.4	0.5		741	947	996
Total	14.3	23.5	23.9	24.9	31,087	50,867	51,945	52,837

1 The total capital ratio requirement of 14.3% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Swiss SRB framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4%, which will be effective until it is exceeded by the Swiss SRB phase-in capital requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.   3 As of 30 June 2016, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. Before, high-trigger LAC was included in the progressive buffer capital.    4 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 2.6%.

Swiss SRB capital information
			Phase-in			Fully applied
CHF million, except where indicated			30.6.16	31.3.16	31.12.15	30.6.16	31.3.16	31.12.15
Common equity tier 1 capital
Total common equity tier 1 capital			38,913	38,762	41,516	32,184	32,118	32,042
Additional tier 1 capital
High-trigger loss-absorbing capital			772¹	2,019¹	0²	2,688	2,643	1,252
Total tier 1 capital³			39,685	40,781	41,516	34,872	34,761	33,294
Tier 2 capital
Low-trigger loss-absorbing capital			10,441	10,217	10,325	10,441	10,217	10,325
Phase-out capital			741	947	996
Total tier 2 capital			11,182	11,164	11,321	10,441	10,217	10,325
Total capital			50,867	51,945	52,837	45,313	44,978	43,619
Risk-weighted assets			216,863	217,699	212,609	214,210	214,973	208,186
Common equity tier 1 capital ratio (%)			17.9	17.8	19.5	15.0	14.9	15.4
Tier 1 capital ratio (%)			18.3	18.7	19.5	16.3	16.2	16.0
Total capital ratio (%)			23.5	23.9	24.9	21.2	20.9	21.0

1 High-trigger loss-absorbing capital (30 June 2016: CHF 2,688 million, 31 March 2016: CHF 2,643 million) was partly offset by required deductions for goodwill (30 June 2016:  CHF 1,916 million, 31 March 2016: CHF 624 million).    2 High-trigger loss-absorbing capital of CHF 1,252 million was offset by required deductions for goodwill.    3 Includes on a phase-in basis hybrid capital subject to phase-out (30 June 2016: CHF 649 million, 31 March 2016: CHF 1,904 million, 31 December 2015: CHF 1,954 million), offset by required deductions for goodwill.

Capital management

As of 30 June 2016, fully applied total capital of UBS AG (consolidated) was CHF 4.1 billion lower than for UBS Group AG (consolidated), reflecting CHF 5.1 billion lower AT1 capital and CHF 0.9 billion lower tier 2 capital, partly offset by CHF 1.9 billion higher CET1 capital.

The difference of CHF 1.9 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected at the UBS Group AG level.

The difference of CHF 5.1 billion in fully applied AT1 capital relates to AT1 capital notes issued at the UBS Group AG level, as well as CHF 1.0 billion of high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014 and 2015.

The difference of CHF 0.9 billion in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at the UBS Group AG level.

Differences in capital between UBS Group AG (consolidated) and UBS AG (consolidated) related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

Swiss SRB capital information (UBS Group AG vs UBS AG consolidated)
As of 30.6.16	Phase-in			Fully applied
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Common equity tier 1 capital
Total common equity tier 1 capital	37,064	38,913	(1,849)	30,264	32,184	(1,920)
Additional tier 1 capital
High-trigger loss-absorbing capital	5,374	772	4,602	5,374	2,688	2,686
Low-trigger loss-absorbing capital	496		496	2,411		2,411
Total additional tier 1 capital	5,870	772	5,098	7,785	2,688	5,097
Total tier 1 capital	42,934	39,685	3,249	38,049	34,872	3,177
Tier 2 capital
High-trigger loss-absorbing capital	890		890	890		890
Low-trigger loss-absorbing capital	10,441	10,441	0	10,441	10,441	0
Phase-out capital	741	741	0
Total tier 2 capital	12,072	11,182	890	11,331	10,441	890
Total capital	55,006	50,867	4,139	49,381	45,313	4,068
Risk-weighted assets	216,671	216,863	(192)	213,840	214,210	(370)
Common equity tier 1 capital ratio (%)	17.1	17.9	(0.8)	14.2	15.0	(0.8)
Tier 1 capital ratio (%)	19.8	18.3	1.5	17.8	16.3	1.5
Total capital ratio (%)	25.4	23.5	1.9	23.1	21.2	1.9

Reconciliation IFRS equity to Swiss SRB capital (UBS Group AG vs UBS AG consolidated)
As of 30.6.16	Phase-in			Fully applied
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	53,562	54,039	(477)	53,562	54,039	(477)
Equity attributable to preferred noteholders and other non-controlling interests	(686)	(686)	0	(686)	(686)	0
Defined benefit plans	(59)	(59)	0	(99)	(99)	0
Deferred tax assets recognized for tax loss carry-forwards	(4,619)	(4,619)	0	(7,699)	(7,699)	0
Deferred tax assets on temporary differences, excess over threshold	(822)	(715)	(107)	(1,938)	(1,761)	(177)
Goodwill, net of tax, less hybrid capital and loss-absorbing additional tier 1 capital	(3,847)	(3,847)	0	(6,412)	(6,412)	0
Intangible assets, net of tax	(272)	(272)	0	(272)	(272)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,332)	(2,332)	0	(2,332)	(2,332)	0
Compensation and own shares-related capital components	(1,348)		(1,348)	(1,348)		(1,348)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(390)	(390)	0	(390)	(390)	0
Unrealized gains related to financial assets available for sale, net of tax	(339)	(339)	0	(339)	(339)	0
Prudential valuation adjustments	(63)	(63)	0	(63)	(63)	0
Consolidation scope	(126)	(126)	0	(126)	(126)	0
Other	(1,592)	(1,675)	83	(1,592)	(1,675)	83
Total common equity tier 1 capital	37,064	38,913	(1,849)	30,264	32,184	(1,920)
High-trigger loss-absorbing capital	5,374	2,688	2,686	5,374	2,688	2,686
Low-trigger loss-absorbing capital	2,411		2,411	2,411		2,411
Hybrid capital subject to phase-out	649	649	0
Goodwill, net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,565)	(2,565)	0
Total additional tier 1 capital	5,870	772	5,097	7,785	2,688	5,097
Total tier 1 capital	42,934	39,685	3,249	38,049	34,872	3,177
Total tier 2 capital	12,072	11,182	890	11,331	10,441	890
Total capital	55,006	50,867	4,139	49,381	45,313	4,068

Capital management

UBS AG (consolidated) leverage ratio information

Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
	Requirement¹	Actual²			Requirement	Eligible²˒³
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	1.1	9,755	9,755	9,843	9,769
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.5⁴	3.3	3.2	3.5	13,549	29,930	28,919	31,747
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8	1.2	1.3	1.1	7,365	10,441	12,236	10,325
Total	3.4	5.5	5.6	5.7	30,669	50,127	50,998	51,841

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 6.3%) and progressive buffer capital (24% of 3.4%). The total leverage ratio requirement of 3.4% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 As of 30 June 2016, high-trigger loss-absorbing capital (LAC) is included in the buffer capital. Before, high-trigger LAC was included in the progressive buffer capital.    4 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.6%.

The leverage ratio framework for UBS AG (consolidated) is consistent with that of UBS Group AG (consolidated).

As of 30 June 2016, the Swiss SRB leverage ratio of UBS AG (consolidated) was 0.5 percentage points lower than that of UBS Group AG (consolidated) on both a fully applied and a phase-in basis, mainly as CET1 capital including loss-absorbing capital of UBS AG (consolidated) was CHF 4.1 billion lower on both a fully applied and phase-in basis.

Swiss SRB leverage ratio (UBS Group AG vs UBS AG consolidated)

As of 30.6.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS assets	989,397	990,135	(738)
Difference between IFRS and regulatory scope of consolidation¹	(15,154)	(15,202)	48
Less derivative exposures and securities financing transactions²	(347,729)	(347,729)	0
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	626,513	627,203	(690)
Derivative exposures	121,213	121,213	0
Securities financing transactions	129,742	129,742	0
Off-balance sheet items	37,836	37,848	(12)
Items deducted from Swiss SRB tier 1 capital, phase-in	(12,873)	(12,767)	(106)
Total exposures (leverage ratio denominator), phase-in	902,431	903,240	(809)
Additional items deducted from Swiss SRB tier 1 capital, fully applied	(4,236)	(4,164)	(72)
Total exposures (leverage ratio denominator), fully applied	898,195	899,075	(880)

Phase-in
Common equity tier 1 capital	37,064	38,913	(1,849)
Loss-absorbing capital	17,201	11,213	5,988
Common equity tier 1 capital including loss-absorbing capital	54,265	50,127	4,138
Swiss SRB leverage ratio (%)	6.0	5.5	0.5

Fully applied
Common equity tier 1 capital	30,264	32,184	(1,920)
Loss-absorbing capital	19,116	13,129	5,987
Common equity tier 1 capital including loss-absorbing capital	49,381	45,313	4,068
Swiss SRB leverage ratio (%)	5.5	5.0	0.5

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
25	2 Segment reporting
27	3 Net interest and trading income
28	4 Net fee and commission income
28	5 Other income
29	6 Personnel expenses
29	7 General and administrative expenses
29	8 Income taxes
30	9 Fair value measurement
40	10 Derivative instruments
41	11 Offsetting financial assets and financial liabilities
43	12 Other assets and liabilities
44	13 Financial liabilities designated at fair value
44	14 Debt issued held at amortized cost
45	15 Provisions and contingent liabilities
54	16 Guarantees, commitments and forward starting transactions
55	17 Changes in organization and disposals
56	18 Currency translation rates
57	19 Supplemental guarantor information required under SEC regulations

UBS AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Interest income	3	3,548	3,406	3,409	4	4	6,953	6,583
Interest expense	3	(2,390)	(1,697)	(1,918)	41	25	(4,088)	(3,454)
Net interest income	3	1,157	1,708	1,491	(32)	(22)	2,866	3,129
Credit loss (expense) / recovery		(7)	(3)	(13)	133	(46)	(9)	(29)
Net interest income after credit loss expense		1,151	1,706	1,479	(33)	(22)	2,857	3,100
Net fee and commission income	4	4,087	4,121	4,409	(1)	(7)	8,208	8,832
Net trading income	3	1,891	1,011	1,612	87	17	2,902	3,741
Other income	5	270	17	285		(5)	288	972
Total operating income		7,399	6,855	7,784	8	(5)	14,254	16,644
Personnel expenses	6	3,953	3,899	4,124	1	(4)	7,852	8,297
General and administrative expenses	7	1,727	1,711	1,723	1	0	3,438	3,470
Depreciation and impairment of property, equipment and software		239	242	209	(1)	14	481	429
Amortization and impairment of intangible assets		24	23	30	4	(20)	47	58
Total operating expenses		5,942	5,876	6,087	1	(2)	11,818	12,254
Operating profit / (loss) before tax		1,457	979	1,698	49	(14)	2,436	4,391
Tax expense / (benefit)	8	369	265	443	39	(17)	634	1,112
Net profit / (loss)		1,088	713	1,255	53	(13)	1,802	3,278
Net profit / (loss) attributable to preferred noteholders		78	0	76		3	78	76
Net profit / (loss) attributable to non-controlling interests		1	0	1		0	1	1
Net profit / (loss) attributable to UBS AG shareholders		1,009	713	1,178	42	(14)	1,723	3,201

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15

Comprehensive income attributable to UBS AG shareholders
Net profit / (loss)	1,009	713	1,178	1,723	3,201

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	311	(953)	(748)	(642)	(1,582)
Foreign exchange amounts reclassified to the income statement from equity	26	123	(2)	149	(2)
Income tax relating to foreign currency translation movements	(2)	5	4	3	7
Subtotal foreign currency translation, net of tax	335	(825)	(746)	(491)	(1,577)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	116	253	(103)	369	119
Impairment charges reclassified to the income statement from equity	3	0	0	3	0
Realized gains reclassified to the income statement from equity	(166)	(89)	(87)	(255)	(208)
Realized losses reclassified to the income statement from equity	5	13	7	19	23
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	3	(46)	37	(44)	(1)
Subtotal financial assets available for sale, net of tax	(39)	131	(146)	93	(67)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	502	944	(420)	1,445	(156)
Net (gains) / losses reclassified to the income statement from equity	(274)	(303)	(265)	(577)	(510)
Income tax relating to cash flow hedges	(47)	(127)	140	(174)	136
Subtotal cash flow hedges, net of tax	181	513	(545)	694	(530)
Total other comprehensive income that may be reclassified to the income statement, net of tax	476	(181)	(1,437)	296	(2,173)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(198)	(191)	(581)	(389)	154
Income tax relating to defined benefit plans	(4)	12	170	8	(16)
Subtotal defined benefit plans, net of tax	(202)	(179)	(412)	(381)	138
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(173)	68		(105)
Income tax relating to own credit on financial liabilities designated at fair value	16	(16)		0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(157)	52		(105)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(359)	(127)	(412)	(486)	138

Total other comprehensive income	118	(308)	(1,849)	(190)	(2,035)
Total comprehensive income attributable to UBS AG shareholders	1,127	405	(671)	1,533	1,166

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	78	0	76	78	76

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	328	(50)	(49)	279	(173)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	328	(50)	(49)	279	(173)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	328	(50)	(49)	279	(173)
Total comprehensive income attributable to preferred noteholders	406	(50)	26	357	(98)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	0	1	1	1

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	(1)	(2)	0	(4)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	0	(1)	(2)	0	(4)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	(1)	(2)	0	(4)
Total comprehensive income attributable to non-controlling interests	1	0	(1)	1	(2)

Total comprehensive income
Net profit / (loss)	1,088	713	1,255	1,802	3,278
Other comprehensive income	446	(358)	(1,900)	88	(2,212)
of which: other comprehensive income that may be reclassified to the income statement	476	(181)	(1,437)	296	(2,173)
of which: other comprehensive income that will not be reclassified to the income statement	(30)	(177)	(463)	(207)	(39)
Total comprehensive income	1,535	355	(645)	1,890	1,066

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Assets
Cash and balances with central banks		94,246	105,710	91,306	(11)	3
Due from banks		12,870	13,472	11,866	(4)	8
Loans		307,860	306,629	312,723	0	(2)
Cash collateral on securities borrowed	11	29,367	32,432	25,584	(9)	15
Reverse repurchase agreements	11	73,289	73,562	67,893	0	8
Trading portfolio assets	9	101,364	105,332	124,047	(4)	(18)
of which: assets pledged as collateral which may be sold or repledged by counterparties		30,778	32,549	51,943	(5)	(41)
Positive replacement values	9, 10, 11	198,441	180,518	167,435	10	19
Cash collateral receivables on derivative instruments	11	29,955	25,460	23,763	18	26
Financial assets designated at fair value	9, 11	63,922	40,652	5,808	57
Financial assets available for sale	9	18,211	31,266	62,543	(42)	(71)
Financial assets held to maturity		4,798	2,889		66
Investments in associates		950	953	954	0	0
Property, equipment and software		7,941	7,750	7,683	2	3
Goodwill and intangible assets		6,402	6,326	6,568	1	(3)
Deferred tax assets		12,150	12,190	12,833	0	(5)
Other assets	12	28,368	23,016	22,249	23	28
Total assets		990,135	968,158	943,256	2	5

Balance sheet (continued)
					% change from
CHF million	Note	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Liabilities
Due to banks		15,259	11,350	11,836	34	29
Due to customers		429,555	416,966	402,522	3	7
Cash collateral on securities lent	11	6,301	6,353	8,029	(1)	(22)
Repurchase agreements	11	8,043	6,516	9,653	23	(17)
Trading portfolio liabilities	9	29,614	33,157	29,137	(11)	2
Negative replacement values	9, 10, 11	196,006	179,018	162,430	9	21
Cash collateral payables on derivative instruments	11	36,352	36,690	38,282	(1)	(5)
Financial liabilities designated at fair value	9, 11, 13	59,664	57,761	62,995	3	(5)
Debt issued	14	85,931	87,796	82,359	(2)	4
Provisions	15	3,653	3,961	4,163	(8)	(12)
Other liabilities	12	65,719	70,988	74,606	(7)	(12)
Total liabilities		936,096	910,557	886,013	3	6

Equity
Share capital		386	386	386	0	0
Share premium		29,483	29,484	29,477	0	0
Retained earnings		27,235	30,019	29,433	(9)	(7)
Other comprehensive income recognized directly in equity, net of tax		(3,752)	(4,228)	(4,047)	(11)	(7)
Equity attributable to UBS AG shareholders		53,353	55,660	55,248	(4)	(3)
Equity attributable to preferred noteholders		649	1,905	1,954	(66)	(67)
Equity attributable to non-controlling interests		37	36	41	3	(10)
Total equity		54,039	57,601	57,243	(6)	(6)
Total liabilities and equity		990,135	968,158	943,256	2	5

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	384	32,057	(37)	22,902
Issuance of share capital	1
Acquisition of treasury shares			(272)
Disposal of treasury shares			265
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		43
Premium on shares issued and warrants exercised		293
Employee share and share option plans		(6)
Tax (expense) / benefit recognized in share premium		1
Dividends		(1,914)²
Preferred notes
Total comprehensive income for the period				3,340
of which: net profit / (loss)				3,201
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				138
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2015	386	30,474	(44)	26,241

Balance as of 1 January 2016	386	29,477	0	29,433
Issuance of share capital
Premium on shares issued and warrants exercised		3
Employee share and share option plans		(2)
Tax (expense) / benefit recognized in share premium		6
Dividends				(3,434)²
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(2)
Total comprehensive income for the period				1,237
of which: net profit / (loss)				1,723
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(381)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				(105)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2016	386	29,483	0	27,235

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.     2 Reflects the payment of an ordinary cash dividend of CHF 0.89 out of retained earnings (2015: CHF 0.50 out of the capital contribution reserve).

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165
				1			1
				(272)			(272)
				265			265
				43			43
				293			293
				(6)			(6)
				1			1
				(1,914)	(76)	(5)	(1,995)
				0	0		0
(2,173)	(1,577)	(67)	(530)	1,166	(98)	(2)	1,066
				3,201	76	1	3,278
(2,173)	(1,577)	(67)	(530)	(2,173)			(2,173)
				138			138
				0	(173)	(4)	(177)
(5,373)	(7,168)	169	1,626	51,685	1,840	38	53,562

(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				3			3
				(2)			(2)
				6			6
				(3,434)	(78)	(5)	(3,517)
				0	(1,584)		(1,584)
				(2)		0	(2)
296	(491)	93	694	1,533	357	1	1,890
				1,723	78	1	1,802
296	(491)	93	694	296			296
				(381)			(381)
				(105)			(105)
				0	279	0	278
(3,752)	(6,348)	264	2,332	53,353	649	37	54,039

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.6.16	30.6.15

Cash flow from / (used in) operating activities
Net profit / (loss)	1,802	3,278
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	481	429
Amortization and impairment of intangible assets	47	58
Credit loss expense / (recovery)	9	29
Share of net profits of associates	(40)	(52)
Deferred tax expense / (benefit)	243	691
Net loss / (gain) from investing activities	(798)	(673)
Net loss / (gain) from financing activities	6,781	(2,980)
Other net adjustments	(573)	7,908
Net change in operating assets and liabilities:
Due from / to banks	3,317	2,843
Cash collateral on securities borrowed and reverse repurchase agreements	(13,109)	(1,019)
Cash collateral on securities lent and repurchase agreements	(1,832)	3,537
Trading portfolio and replacement values	14,773	6,407
Financial assets designated at fair value	(59,498)	(778)
Cash collateral on derivative instruments	(6,824)	2,608
Loans	1,144	(7,547)
Due to customers	21,702	(20,243)
Other assets, provisions and other liabilities	(6,955)	(4,695)
Income taxes paid, net of refunds	(207)	(210)
Net cash flow from / (used in) operating activities	(39,536)	(10,408)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(23)	(38)
Disposal of subsidiaries, associates and intangible assets¹	72	190
Purchase of property, equipment and software	(934)	(795)
Disposal of property, equipment and software	193	520
Purchase of financial assets available for sale	(7,363)	(65,516)
Disposal and redemption of financial assets available for sale	51,112	49,967
Net (purchase) / redemption of financial assets held to maturity	(4,878)
Net cash flow from / (used in) investing activities	38,177	(15,673)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.6.16	30.6.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,797	5,353
Distributions paid on UBS shares	(3,434)	(1,632)
Issuance of long-term debt, including financial liabilities designated at fair value	18,857	33,204
Repayment of long-term debt, including financial liabilities designated at fair value	(17,365)	(25,044)
Dividends paid and repayments of preferred notes	(1,366)	(77)
Net changes in non-controlling interests	(5)	(5)
Net cash flow from / (used in) financing activities	6,484	11,799

Effects of exchange rate differences on cash and cash equivalents	(1,293)	(5,595)
Net increase / (decrease) in cash and cash equivalents	3,832	(19,876)
Cash and cash equivalents at the beginning of the period	102,962	116,715
Cash and cash equivalents at the end of the period	106,795	96,838

Cash and cash equivalents comprise:
Cash and balances with central banks	94,181	84,646
Due from banks	11,613	11,720
Money market paper²	1,001	473
Total³	106,795	96,838

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	5,995	5,315
Cash paid as interest	3,416	2,927
Cash received as dividends on equity investments, investment funds and associates⁴	999	1,182

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 Comprises balances with an original maturity of three months or less. CHF 3,631 million and CHF 3,404 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 June 2016 and 30 June 2015, respectively. Refer to Note 25 in the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together referred to as “UBS AG” in these Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. UBS AG is 100% held by UBS Group AG. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2016 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a Significant accounting policies” in the audited “Consolidated financial statements” section of the Annual Report 2015.

London Clearing House interest rate swaps converted to a settlement model

Effective 30 June 2016, UBS AG elected to convert its interest rate swaps (IRS) transacted with the London Clearing House from the previous collateral model to a settlement model. The IRS are now legally settled on a daily basis resulting in the derecognition of the associated assets and liabilities. Previously, UBS AG applied IAS 32 netting principles to offset the IRS with the associated variation margin. Gross cash collateral receivables and payables on derivative instruments and corresponding netting presented in Note 11 decreased by CHF 93 billion as of 30 June 2016, with no change to net cash collateral receivables and payables on derivative instruments recognized on the balance sheet.

→   Refer to Note 11 for more information

Derecognition of exchange-traded derivative client cash balances from UBS AG’s balance sheet

In accordance with UBS AG's accounting policy, client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, UBS AG does not obtain benefits from or control the client cash balances. These conditions are considered to have been met when (i) UBS AG is not permitted to reinvest client cash balances; (ii) interest paid by central counterparties (CCPs), brokers or deposit banks on cash deposits forms part of the client cash balances with deductions being made solely as compensation for clearing and execution services provided; (iii) UBS AG does not guarantee and is not liable to clients for the performance of the CCP, broker or deposit bank; and (iv) the client cash balances are legally isolated from UBS AG’s estate.

During the second quarter of 2016, UBS AG formally and legally waived certain rights available to it under the rules of the US Commodity Futures Trading Commission that had previously enabled it to invest certain client cash balances in other assets, making them a source of benefit to UBS AG. As a result, UBS AG derecognized related client cash balances. Consequently, Cash collateral receivables on derivative instruments decreased by CHF 2.8 billion, Due from banks decreased by CHF 0.9 billion and Cash collateral payables on derivative instruments decreased by CHF 3.6 billion as of 30 June 2016.

Note 1   Basis of accounting (continued)

Amendments to IFRS 2 Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment, which are mandatorily effective for UBS on 1 January 2018, with early adoption permitted. The amendments require that the approach used to account for vesting conditions when measuring cash-settled share-based payments is consistent with that used for equity-settled share-based payments. The amendments also clarify the classification of share-based payments settled net of withholding tax as well as the accounting consequences resulting from a modification of share-based payments from cash-settled to equity-settled. UBS AG expects that the adoption of these amendments will not have a material impact on its financial statements.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Refer to "Note 1a item 34 Segment reporting" and "Note 2 Segment reporting" in the audited “Consolidated financial statements” section of the Annual Report 2015 for more information on UBS AG's reporting segments.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2016
Net interest income	954	652	957	(17)	140	(162)	386	(44)	2,866
Non-interest income	2,541	3,074	908	963	3,858	147	(160)	64	11,397
Allocations from Corporate Center Group ALM to business divisions and other CC units	207	44	180	5	(116)	36	(311)	(46)	0
Income	3,702	3,771	2,046	951	3,882	22	(85)	(26)	14,263
Credit loss (expense) / recovery	(1)	(2)	2	0	(5)	0	0	(3)	(9)
Total operating income	3,700	3,769	2,048	951	3,877	22	(85)	(29)	14,254
Personnel expenses	1,205	2,398	425	367	1,555	1,859	15	28	7,852
General and administrative expenses	278	296	122	116	398	2,100	8	120	3,438
Services (to) / from business divisions and Corporate Center	1,148	618	561	262	1,402	(4,102)	(23)	134	0
of which: services from CC Services	1,107	611	609	274	1,349	(4,116)	55	110	0
Depreciation and impairment of property, equipment and software	1	1	8	1	13	458	0	0	481
Amortization and impairment of intangible assets	2	26	0	2	6	11	0	0	47
Total operating expenses¹	2,635	3,340	1,116	748	3,374	324	0	282	11,818
Operating profit / (loss) before tax	1,066	429	932	203	503	(302)	(84)	(311)	2,436
Tax expense / (benefit)									634
Net profit / (loss)									1,802

As of 30 June 2016
Total assets	119,201	61,605	140,323	11,661	282,425	22,851	251,541	100,527	990,135

For the six months ended 30 June 2015²
Net interest income	874	492	937	(18)	609	(162)	430	(35)	3,129
Non-interest income	3,217	3,080	808	996	4,495	418	478	54	13,545
Allocations from Corporate Center Group ALM to business divisions and other CC units	236	52	210	9	(86)	86	(480)	(27)	0
Income	4,327	3,624	1,956	987	5,018	342	427	(8)	16,674
Credit loss (expense) / recovery	0	0	(25)	0	(6)	0	0	2	(29)
Total operating income	4,327	3,624	1,931	987	5,012	342	427	(6)	16,644
Personnel expenses	1,316	2,245	447	342	1,948	1,915	15	69	8,297
General and administrative expenses	254	332	117	111	384	2,173	8	91	3,470
Services (to) / from business divisions and Corporate Center	1,055	589	534	233	1,366	(3,946)	(20)	190	0
of which: services from CC Services	1,027	583	584	241	1,336	(3,963)	34	159	0
Depreciation and impairment of property and equipment	3	1	8	1	13	403	0	0	429
Amortization and impairment of intangible assets	2	25	0	3	18	11	0	0	58
Total operating expenses¹	2,629	3,192	1,107	689	3,729	556	2	349	12,254
Operating profit / (loss) before tax	1,698	432	824	298	1,284	(214)	425	(355)	4,391
Tax expense / (benefit)									1,112
Net profit / (loss)									3,278

As of 31 December 2015
Total assets	119,850	60,993	141,174	12,874	253,571	22,866	237,560	94,369	943,256

1 Refer to Note 17 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15

Net interest and trading income
Net interest income	1,157	1,708	1,491	(32)	(22)	2,866	3,129
Net trading income	1,891	1,011	1,612	87	17	2,902	3,741
Total net interest and trading income	3,048	2,719	3,104	12	(2)	5,768	6,870
Wealth Management	736	750	711	(2)	4	1,486	1,517
Wealth Management Americas	446	439	375	2	19	885	732
Personal & Corporate Banking	643	643	628	0	2	1,286	1,315
Asset Management	(1)	(9)	(2)	(89)	(50)	(9)	(8)
Investment Bank	1,169	1,021	1,341	14	(13)	2,190	3,058
of which: Corporate Client Solutions	251	120	212	109	18	371	486
of which: Investor Client Services	918	901	1,128	2	(19)	1,818	2,572
Corporate Center	55	(125)	51		8	(69)	254
of which: Services	(13)	(9)	(2)	44	550	(23)	23
of which: Group ALM	53	(73)	87		(39)	(20)	350
of which: own credit on financial liabilities designated at fair value			259				486
of which: Non-core and Legacy Portfolio	16	(43)	(34)			(27)	(118)
Total net interest and trading income	3,048	2,719	3,104	12	(2)	5,768	6,870

Net interest income
Interest income
Interest income from loans and deposits¹	2,345	2,329	2,141	1	10	4,673	4,241
Interest income from securities financing transactions²	284	252	215	13	32	536	407
Interest income from trading portfolio³	781	688	904	14	(14)	1,469	1,660
Interest income from financial assets and liabilities designated at fair value	76	73	48	4	58	148	91
Interest income from financial assets available for sale and held to maturity³	63	65	101	(3)	(38)	128	185
Total	3,548	3,406	3,409	4	4	6,953	6,583
Interest expense
Interest expense on loans and deposits⁴	415	323	176	28	136	736	342
Interest expense on securities financing transactions⁵	332	286	254	16	31	618	446
Interest expense on trading portfolio⁶	951	376	753	153	26	1,327	1,163
Interest expense on financial assets and liabilities designated at fair value	197	201	178	(2)	11	398	369
Interest expense on debt issued	495	513	556	(4)	(11)	1,008	1,134
Total	2,390	1,697	1,918	41	25	4,088	3,454
Net interest income	1,157	1,708	1,491	(32)	(22)	2,866	3,129

Net trading income
Investment Bank Corporate Client Solutions	91	(38)	53		72	52	167
Investment Bank Investor Client Services	1,307	802	1,128	63	16	2,110	2,364
Other business divisions and Corporate Center	493	247	431	100	14	740	1,210
Net trading income	1,891	1,011	1,612	87	17	2,902	3,741
of which: net gains / (losses) from financial liabilities designated at fair value⁷	(648)	1,059	1,247			411	259

1 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    2 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    3 Includes dividend income.    4 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    5 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    6 Includes expense related to dividend payment obligations on trading liabilities.    7 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Underwriting fees	282	246	385	15	(27)	528	752
of which: equity underwriting fees	137	113	267	21	(49)	250	496
of which: debt underwriting fees	145	133	118	9	23	278	256
M&A and corporate finance fees	176	139	190	27	(7)	315	368
Brokerage fees	880	968	995	(9)	(12)	1,848	2,073
Investment fund fees	779	814	916	(4)	(15)	1,593	1,839
Portfolio management and advisory fees	1,968	1,966	1,951	0	1	3,934	3,892
Other	438	426	445	3	(2)	864	865
Total fee and commission income	4,523	4,560	4,883	(1)	(7)	9,083	9,788
Brokerage fees paid	192	197	210	(3)	(9)	390	442
Other	243	242	264	0	(8)	486	514
Total fee and commission expense	436	440	474	(1)	(8)	875	957
Net fee and commission income	4,087	4,121	4,409	(1)	(7)	8,208	8,832
of which: net brokerage fees	687	771	785	(11)	(12)	1,458	1,630

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(49)	(123)	2	(60)		(172)	143
Net gains / (losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	22	18	29	22	(24)	40	52
Total	(27)	(104)	31	(74)		(132)	196
Financial assets available for sale
Net gains / (losses) from disposals	161	76	80	112	101	237	185
Impairment charges	(3)	0	0			(3)	0
Total	158	76	80	108	98	233	185
Net income from properties (excluding net gains / (losses) from disposals)²	7	7	7	0	0	14	13
Net gains / (losses) from investment properties	1	0	(2)			1	(2)
Net gains / (losses) from disposals of properties held for sale	120	0	1			120	378
Net gains / (losses) from disposals of loans and receivables	0	(1)	0	(100)		(1)	26
Other	11	40	168	(73)	(93)	51	176
Total other income	270	17	285		(5)	288	972

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 6  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Salaries and variable compensation	2,505	2,340	2,617	7	(4)	4,845	5,242
Contractors	117	101	88	16	33	218	169
Social security	155	181	207	(14)	(25)	336	437
Pension and other post-employment benefit plans	150	199	188	(25)	(20)	349	412
Wealth Management Americas: Financial advisor compensation¹	911	909	878	0	4	1,820	1,748
Other personnel expenses	114	170	147	(33)	(22)	284	289
Total personnel expenses²	3,953	3,899	4,124	1	(4)	7,852	8,297

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 17 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15
Occupancy	218	231	224	(6)	(3)	449	451
Rent and maintenance of IT and other equipment	125	140	98	(11)	28	265	247
Communication and market data services	157	166	146	(5)	8	323	302
Administration	203	199	166	2	22	403	318
Marketing and public relations	129	98	113	32	14	227	192
Travel and entertainment	111	115	119	(3)	(7)	227	225
Professional fees	322	276	324	17	(1)	598	610
Outsourcing of IT and other services	375	433	424	(13)	(12)	807	817
Provisions for litigation, regulatory and similar matters¹	72	39	71	85	1	111	130
Other	15	13	37	15	(59)	28	178
Total general and administrative expenses²	1,727	1,711	1,723	1	0	3,438	3,470

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (second quarter of 2016: CHF 0 million; first quarter of 2016: CHF 3 million; second quarter of 2015: CHF 0 million).   2 Includes restructuring expenses. Refer to Note 17 for more information.

Note 8   Income taxes

UBS AG recognized a net income tax expense of CHF 369 million in the second quarter of 2016 compared with a net tax expense of CHF 443 million in the second quarter of 2015.

The current tax expense was CHF 218 million in the second quarter of 2016 compared with CHF 247 million in the same quarter a year earlier and related to taxable profits of UBS Switzerland AG and other subsidiaries. Deferred tax expenses were CHF 150 million in the second quarter of 2016 compared with CHF 196 million in the second quarter of 2015 and mainly related to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

In 2014 and 2015, UBS Limited recognized deferred tax assets of CHF 223 million in connection with the transfer of certain businesses from UBS AG London branch, reflecting the transfer of net operating loss carryforwards.

During the second quarter of 2016, Her Majesty's Revenue and Customs (HMRC) indicated that it may seek to challenge this transfer of net operating loss carryforwards, notwithstanding its prior confirmation to the contrary. To the extent that UBS Limited does not prevail in a dispute on the validity of the transfer of net operating loss carryforwards, it would incur a reduction in recognized deferred tax assets of approximately CHF 113 million as well as potential current tax expenses for prior periods. This would be in addition to a reduction in recognized deferred tax assets of approximately CHF 110 million assuming currently proposed changes in UK tax law are enacted in the second half of 2016.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the audited “Consolidated financial statements” section of the Annual Report 2015 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Balance at the beginning of the period	474	421	458	421	480
Profit / (loss) deferred on new transactions	38	123	69	160	145
(Profit) / loss recognized in the income statement	(53)	(58)	(86)	(110)	(167)
(Profit) / loss recognized in other comprehensive income	(23)	0	0	(23)	0
Foreign currency translation	8	(13)	(16)	(5)	(33)
Balance at the end of the period	444	474	425	444	425

Note 9   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.6.16				31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	78.6	16.2	2.2	97.0	81.2	17.3	3.1	101.6	96.4	21.9	2.1	120.4
of which:
Government bills / bonds	14.7	1.4	0.0	16.1	13.6	2.2	0.0	15.8	12.9	3.3	0.0	16.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	6.5	0.8	7.5	0.3	7.8	1.0	9.1	0.2	8.1	0.7	9.0
Loans	0.0	3.1	0.9	4.0	0.0	1.3	1.2	2.6	0.0	1.8	0.8	2.6
Investment fund units	5.3	3.5	0.1	8.9	4.9	4.2	0.2	9.3	6.1	5.7	0.2	11.9
Asset-backed securities	0.0	0.7	0.0	0.7	0.0	0.6	0.2	0.8	0.0	1.0	0.2	1.2
Equity instruments	50.3	0.5	0.2	51.0	48.3	0.5	0.3	49.1	62.4	1.5	0.1	64.0
Financial assets for unit-linked investment contracts	8.2	0.5	0.1	8.7	14.2	0.7	0.1	14.9	14.8	0.7	0.1	15.5

Positive replacement values	1.3	194.9	2.3	198.4	0.7	177.8	2.0	180.5	0.5	164.0	2.9	167.4
of which:
Interest rate contracts	0.0	90.2	0.0	90.2	0.0	84.0	0.0	84.1	0.0	74.4	0.1	74.5
Credit derivative contracts	0.0	3.8	0.9	4.7	0.0	5.0	0.8	5.8	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.5	79.7	0.4	80.7	0.4	69.5	0.4	70.3	0.3	64.9	0.5	65.7
Equity / index contracts	0.0	17.9	0.9	18.8	0.0	16.6	0.7	17.3	0.0	15.9	1.0	16.9
Commodity contracts	0.0	3.2	0.0	3.2	0.0	2.6	0.0	2.6	0.0	3.4	0.0	3.4

Financial assets designated at fair value	41.1	20.0	2.8	63.9	27.0	10.4	3.3	40.7	0.2	2.3	3.3	5.8
of which:
Government bills / bonds	40.9	5.6	0.0	46.6	26.8	2.5	0.0	29.3	0.0	0.0	0.0	0.0
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	12.2	0.0	12.2	0.1	5.7	0.0	5.7	0.0	0.0	0.0	0.0
Loans (including structured loans)	0.0	2.1	1.5	3.6	0.0	2.2	1.7	3.9	0.0	2.3	1.7	4.0
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.2	1.2	0.0	0.0	1.4	1.4	0.0	0.0	1.5	1.6
Other	0.2	0.0	0.1	0.3	0.1	0.0	0.1	0.3	0.2	0.0	0.1	0.3

Financial assets available for sale	4.2	13.4	0.6	18.2	11.9	18.7	0.7	31.3	34.2	27.7	0.7	62.5
of which:
Government bills / bonds	3.2	0.4	0.0	3.6	9.4	0.9	0.0	10.3	31.1	2.0	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.9	9.7	0.0	10.6	2.5	14.5	0.0	17.0	3.0	22.2	0.0	25.2
Investment fund units	0.0	0.0	0.1	0.2	0.0	0.0	0.1	0.2	0.0	0.1	0.1	0.2
Asset-backed securities	0.0	3.3	0.0	3.3	0.0	3.2	0.0	3.2	0.0	3.4	0.0	3.4
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.0	0.5	0.6	0.1	0.0	0.5	0.6

Non-financial assets
Precious metals and other physical commodities	4.4	0.0	0.0	4.4	3.8	0.0	0.0	3.8	3.7	0.0	0.0	3.7

Assets measured at fair value on a non-recurring basis
Other assets³	5.3	0.1	0.1	5.5	0.3	0.1	0.1	0.4	0.3	0.1	0.1	0.4
Total assets measured at fair value	134.9	244.7	7.9	387.5	124.9	224.3	9.0	358.2	135.2	216.0	9.0	360.3

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.6.16				31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	25.7	3.7	0.1	29.6	29.0	4.0	0.1	33.2	25.5	3.5	0.2	29.1
of which:
Government bills / bonds	6.8	0.7	0.0	7.6	7.4	0.8	0.0	8.1	6.0	0.8	0.0	6.8
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.7	0.1	2.8	0.0	2.9	0.1	3.0	0.0	2.4	0.1	2.5
Investment fund units	0.4	0.1	0.0	0.4	0.5	0.1	0.0	0.6	0.7	0.1	0.0	0.7
Equity instruments	18.5	0.2	0.1	18.8	21.1	0.3	0.1	21.4	18.8	0.2	0.0	19.1

Negative replacement values	1.3	190.7	4.0	196.0	0.8	175.1	3.1	179.0	0.6	158.5	3.3	162.4
of which:
Interest rate contracts	0.0	81.6	0.6	82.2	0.0	77.2	0.3	77.5	0.0	67.2	0.3	67.6
Credit derivative contracts	0.0	3.9	1.6	5.5	0.0	5.1	1.3	6.3	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.5	80.4	0.2	81.0	0.4	71.1	0.2	71.7	0.3	63.0	0.2	63.5
Equity / index contracts	0.0	21.7	1.6	23.3	0.0	19.3	1.3	20.6	0.0	19.7	1.4	21.2
Commodity contracts	0.0	3.1	0.0	3.1	0.0	2.5	0.0	2.5	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	48.0	11.6	59.7	0.0	47.0	10.7	57.8	0.0	52.3	10.7	63.0
of which:
Non-structured fixed-rate bonds	0.0	0.9	3.3	4.2	0.0	1.0	3.0	4.0	0.0	1.5	2.6	4.1
Structured debt instruments issued	0.0	42.5	6.8	49.3	0.0	42.1	5.8	47.9	0.0	45.7	6.7	52.4
Structured over-the-counter debt instruments	0.0	4.3	0.9	5.3	0.0	3.4	1.4	4.7	0.0	4.7	0.8	5.5
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.5	0.6	1.0	0.0	0.3	0.6	0.8
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	9.0	0.0	9.0	0.0	15.1	0.0	15.1	0.0	15.7	0.0	15.7

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	5.3	0.0	5.3	0.0	0.2	0.0	0.2	0.0	0.2	0.0	0.2
Total liabilities measured at fair value	27.0	256.8	15.7	299.6	29.8	241.5	13.9	285.3	26.1	230.3	14.1	270.5

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.1 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.0 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.2 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 17 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.3 billion, which were mainly comprised of financial assets held for trading, primarily government bills / bonds as well as equity instruments, and liabilities totaling approximately CHF 0.3 billion were transferred from Level 2 to Level 1 during the first six months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first six months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.5 billion and CHF 0.9 billion, respectively. Transfers into Level 3 were primarily comprised of structured loans and equity instruments, due to decreased observability of the respective credit spread and equity market pricing inputs. Transfers out of Level 3 were primarily comprised of traded loans and credit derivative contracts, reflecting increased observability of the respective credit spread inputs.

Liabilities transferred into and out of Level 3 totaled CHF 1.7 billion and CHF 1.5 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked structured debt instruments issued and interest rate contracts, due to decreased observability of the respective equity volatility and rates volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked structured debt instruments issued resulting from changes in the availability of observable equity volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2015

Financial assets held for trading	3.5	(0.6)	(0.2)	0.3	(3.2)	3.0	0.0	0.4	(0.5)	(0.2)	2.8
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.0	0.0	0.2	(0.3)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
Loans	1.1	(0.6)	(0.1)	0.0	(2.4)	3.0	0.0	0.1	(0.3)	(0.1)	0.9
Asset-backed securities	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.1	(0.1)	0.0	0.2
Other	0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.2	0.0	0.0	0.6

Financial assets designated at fair value	3.5	(0.6)	(0.2)	0.0	0.0	0.9	0.0	0.3	(0.4)	(0.2)	3.4
of which:
Loans (including structured loans)	1.0	0.0	0.0	0.0	0.0	0.9	0.0	0.3	(0.4)	0.0	1.6
Structured reverse repurchase and securities borrowing agreements	2.4	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	1.6
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5

Positive replacement values	4.4	(0.3)	(0.3)	0.0	0.0	1.5	(1.7)	0.4	(0.3)	(0.1)	3.8
of which:
Credit derivative contracts	1.7	0.0	0.0	0.0	0.0	0.9	(0.8)	0.1	(0.1)	(0.1)	1.6
Foreign exchange contracts	0.6	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Equity / index contracts	1.9	(0.2)	(0.3)	0.0	0.0	0.5	(0.7)	0.1	(0.2)	(0.1)	1.3
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	(0.4)	(0.6)	0.0	0.0	0.4	(1.0)	0.4	(0.3)	(0.4)	3.7
of which:
Credit derivative contracts	1.7	(0.2)	(0.2)	0.0	0.0	0.0	(0.2)	0.2	(0.1)	(0.1)	1.3
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	(0.2)	(0.3)	0.0	0.0	0.4	(0.7)	0.2	(0.2)	(0.1)	1.8
Other	0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.3

Financial liabilities designated at fair value	11.9	0.4	0.3	0.0	0.0	3.8	(3.7)	1.0	(1.6)	(0.9)	10.9
of which:
Non-structured fixed-rate bonds	2.2	(0.2)	(0.1)	0.0	0.0	0.7	(0.1)	0.0	(0.3)	(0.2)	2.2
Structured debt instruments issued	7.3	0.5	0.1	0.0	0.0	2.8	(2.6)	0.9	(1.3)	(0.5)	7.0
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.2	(0.7)	0.0	0.0	(0.2)	1.1
Structured repurchase agreements	0.9	0.0	0.2	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 June 2016 were CHF 7.9 billion (31 March 2016: CHF 9.0 billion; 31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 30 June 2016 were CHF 15.7 billion (31 March 2016: CHF 13.9 billion; 31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2016¹

2.1	(0.1)	0.0	0.6	(3.0)	2.5	0.0	0.5	(0.4)	(0.1)	2.2

0.7	0.1	0.1	0.5	(0.3)	0.0	0.0	0.0	(0.1)	(0.1)	0.8
0.8	0.0	0.1	0.0	(2.3)	2.5	0.0	0.1	(0.2)	0.0	0.9
0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0
0.4	(0.2)	(0.2)	0.1	(0.3)	0.0	0.0	0.4	0.0	0.0	0.4

3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.8)	0.4	(0.1)	(0.1)	2.8

1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.5)	0.4	(0.1)	(0.1)	1.5
1.5	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.2
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

2.9	0.0	0.0	0.0	0.0	0.5	(1.1)	0.5	(0.4)	(0.1)	2.3

1.3	0.1	0.1	0.0	0.0	0.1	(0.3)	0.1	(0.2)	0.0	0.9
0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
1.0	0.0	0.0	0.0	0.0	0.2	(0.3)	0.2	(0.1)	0.0	0.9
0.1	(0.2)	(0.1)	0.0	0.0	0.2	(0.4)	0.2	0.0	0.0	0.0

3.3	0.8	0.8	0.0	0.0	0.5	(1.1)	0.6	(0.2)	0.0	4.0

1.3	0.7	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	1.6
0.2	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.2
1.4	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	1.6
0.3	0.2	0.2	0.0	0.0	0.0	(0.3)	0.5	0.0	0.0	0.6

10.7	0.5	0.5	0.0	0.0	2.3	(1.4)	1.1	(1.3)	(0.2)	11.6

2.6	0.3	0.3	0.0	0.0	0.4	(0.1)	0.1	(0.1)	(0.1)	3.3
6.7	0.2	0.2	0.0	0.0	1.2	(0.9)	0.9	(1.2)	(0.2)	6.8
0.8	0.0	0.0	0.0	0.0	0.6	(0.5)	0.0	0.0	0.0	0.9
0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the audited “Consolidated financial statements” section of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in Note 24 of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.16			31.12.15
CHF billion	30.6.16	31.12.15	30.6.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.9	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	131	88	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	80	103	94	65	100	93	points
					Discounted expected cash flows	Credit spread	54	624		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	1	17	3	1	14	2%
Investment fund units³	0.2	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.0	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	1	8	3	0	18	5%
						Discount margin / spread	3	4	3	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	88	11	1	92	72	points
Equity instruments³	0.7	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.2	1.5	0.6	0.6	Discounted expected cash flows	Funding spread	15	179		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			11.0	10.1

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.16			31.12.15
CHF billion	30.6.16	31.12.15	30.6.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.0	0.1	0.6	0.3	Option model	Volatility of interest rates	33	124		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate⁵				0	3%
Credit derivative contracts	0.9	1.3	1.6	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	2	505		1	1,163		basis points
						Upfront price points	26	26		8	25%
						Recovery rates	0	95		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	0	167		1	72%
						Credit pair correlation	57	87		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	15		0	15%
						Constant default rate	1	9		0	9%
						Loss severity	28	100		0	100%
						Discount margin / spread	1	15		1	15%
						Bond price equivalent	2	103		0	104		points
Foreign exchange contracts	0.4	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.9	1.0	1.6	1.4	Option model	Equity dividend yields	0	21		0	57%
						Volatility of equity stocks, equity and other indices	0	250		0	143%
						Equity-to-FX correlation	(35)	82		(44)	82%
						Equity-to-equity correlation	9	98		3	99%
Non-financial assets³˒⁶	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property's condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 The range of inputs is not disclosed as of 30 June 2016 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    6 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.16		31.3.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate bonds and municipal bonds, including bonds issued by financial institutions	41	(36)	40	(40)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	86	(14)	102	(43)	88	(28)
Equity instruments	81	(58)	152	(59)	166	(74)
Interest rate derivative contracts, net	49	(36)	76	(44)	107	(67)
Credit derivative contracts, net	160	(234)	155	(198)	174	(196)
Foreign exchange derivative contracts, net	18	(8)	21	(11)	33	(28)
Equity / index derivative contracts, net	65	(65)	61	(60)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	142	(145)	144	(155)	136	(146)
Other	15	(15)	22	(25)	20	(20)
Total	658	(611)	774	(634)	809	(640)

1 Of the total favorable changes, CHF 84 million as of 30 June 2016 (31 March 2016: CHF 152 million; 31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 62 million as of 30 June 2016 (31 March 2016: CHF 61 million; 31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.16		31.3.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.2	94.2	105.7	105.7	91.3	91.3
Due from banks	12.9	12.9	13.5	13.5	11.9	11.9
Loans	307.9	312.8	306.6	309.8	312.7	314.9
Cash collateral on securities borrowed	29.4	29.4	32.4	32.4	25.6	25.6
Reverse repurchase agreements	73.3	73.3	73.6	73.6	67.9	67.9
Cash collateral receivables on derivative instruments	30.0	30.0	25.5	25.5	23.8	23.8
Financial assets held to maturity	4.8	4.9	2.9	2.9
Other assets	21.2	21.2	21.0	21.0	20.1	20.1
Liabilities
Due to banks	15.3	15.3	11.3	11.3	11.8	11.8
Due to customers	429.6	430.0	417.0	417.1	402.5	402.8
Cash collateral on securities lent	6.3	6.3	6.4	6.4	8.0	8.0
Repurchase agreements	8.0	8.0	6.5	6.5	9.7	9.7
Cash collateral payables on derivative instruments	36.4	36.4	36.7	36.7	38.3	38.3
Debt issued	86.0	87.2	87.9	89.4	82.2	84.4
Other liabilities	45.8	45.8	50.8	50.8	52.1	52.1
Guarantees / Loan commitments ((assets) / liabilities)
Guarantees	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	(0.3)	0.0	0.1	0.0	0.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments¹

As of 30.6.16, CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	90	1,269	82	1,148	9,965
Credit derivative contracts	5	148	6	159
Foreign exchange contracts	81	2,701	81	2,545	5
Equity / index contracts	19	260	23	317	40
Commodity contracts	3	43	3	37	9
Unsettled purchases of non-derivative financial instruments⁴	1	48	0	16
Unsettled sales of non-derivative financial instruments⁴	0	20	1	41
Total derivative instruments, based on IFRS netting⁵˒⁶	198	4,489	196	4,262	10,019

As of 31.3.16, CHF billion
Derivative instruments
Interest rate contracts	84	1,388	78	1,226	9,591
Credit derivative contracts	6	175	6	186
Foreign exchange contracts	70	2,603	72	2,489	8
Equity / index contracts	17	234	21	306	41
Commodity contracts	3	37	2	32	8
Unsettled purchases of non-derivative financial instruments⁴	0	30	0	21
Unsettled sales of non-derivative financial instruments⁴	0	29	0	24
Total derivative instruments, based on IFRS netting⁵˒⁶	181	4,496	179	4,284	9,647

As of 31.12.15, CHF billion
Derivative instruments
Interest rate contracts	75	1,493	68	1,399	8,771
Credit derivative contracts	7	162	7	170
Foreign exchange contracts	66	2,658	63	2,487	8
Equity / index contracts	17	230	21	306	43
Commodity contracts	3	30	3	25	8
Unsettled purchases of non-derivative financial instruments⁴	0	10	0	17
Unsettled sales of non-derivative financial instruments⁴	0	20	0	6
Total derivative instruments, based on IFRS netting⁵˒⁶	167	4,603	162	4,409	8,831

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2016, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 3.0 billion) and an NRV of CHF 0.1 billion (related notional values of CHF 5.5 billion). As of 31 March 2016, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 4.4 billion) and an NRV of CHF 0.0 billion (related notional values of CHF 3.8 billion). As of 31 December 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 0.6 billion) and an NRV of CHF 0.2 billion (related notional values of CHF 3.4 billion).   2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 9.5 billion as of 30 June 2016 (31 March 2016: CHF 8.1 billion; 31 December 2015: CHF 6.8 billion) and a combined NRV of CHF 9.2 billion as of 30 June 2016 (31 March 2016: CHF 7.9 billion; 31 December 2015; CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile.    6 Refer to Note 11 for more information on netting arrangements.

Note 11  Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that either counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
As of 30.6.16, CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	27.3	0.0	27.3	(3.3)	(24.0)	0.0	2.0	2.0	29.4
Reverse repurchase agreements	111.8	(52.5)	59.3	(3.0)	(56.3)	0.0	14.0	14.0	73.3
Positive replacement values	190.1	(2.7)	187.5	(147.3)	(28.6)	11.5	11.0	22.5	198.4
Cash collateral receivables on derivative instruments¹	57.4	(30.4)	27.0	(17.3)	(1.2)	8.5	3.0	11.4	30.0
Financial assets designated at fair value	3.7	0.0	3.7	0.0	(1.1)	2.6	60.2	62.8	63.9
Total assets	390.3	(85.6)	304.7	(170.9)	(111.2)	22.6	90.2	112.9	395.0

As of 31.3.16, CHF billion
Cash collateral on securities borrowed	30.2	0.0	30.2	(2.5)	(27.7)	0.0	2.2	2.2	32.4
Reverse repurchase agreements	114.9	(54.6)	60.3	(1.7)	(58.6)	0.0	13.3	13.3	73.6
Positive replacement values	174.0	(2.4)	171.5	(135.1)	(25.6)	10.8	9.0	19.8	180.5
Cash collateral receivables on derivative instruments¹	126.5	(104.7)	21.8	(13.0)	(0.9)	7.9	3.7	11.6	25.5
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.6)	0.9	38.1	39.0	40.7
Total assets	448.0	(161.7)	286.3	(152.2)	(114.5)	19.6	66.3	85.9	352.6

As of 31.12.15, CHF billion
Cash collateral on securities borrowed	23.9	0.0	23.9	(3.1)	(20.9)	0.0	1.6	1.6	25.6
Reverse repurchase agreements	117.9	(62.1)	55.8	(4.4)	(51.4)	0.0	12.1	12.1	67.9
Positive replacement values	161.9	(2.5)	159.3	(123.0)	(25.5)	10.8	8.1	18.9	167.4
Cash collateral receivables on derivative instruments¹	85.9	(66.3)	19.6	(10.9)	(1.5)	7.2	4.1	11.3	23.8
Financial assets designated at fair value	2.4	0.0	2.4	0.0	(1.8)	0.6	3.4	4.0	5.8
Total assets	392.1	(131.0)	261.1	(141.3)	(101.1)	18.7	29.3	48.0	290.5

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, interest rate swaps (IRS) with the London Clearing House (LCH) which are legally settled on a daily basis and ETD which are economically settled on a daily basis. Effective 30 June 2016, UBS elected to convert its IRS transacted with the LCH from the previous collateral model to a settlement model. As a result, gross assets and liabilities and corresponding netting decreased by CHF 93 billion as of 30 June 2016, with no change to net assets and liabilities recognized on the balance sheet. Refer to Note 1 for more information. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
As of 30.6.16, CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	6.2	0.0	6.2	(3.3)	(2.8)	0.0	0.1	0.1	6.3
Repurchase agreements	58.8	(52.5)	6.2	(3.0)	(3.3)	0.0	1.8	1.8	8.0
Negative replacement values	185.5	(2.7)	182.8	(147.3)	(21.0)	14.6	13.2	27.7	196.0
Cash collateral payables on derivative instruments¹	63.7	(30.4)	33.3	(20.9)	(0.8)	11.6	3.1	14.6	36.4
Financial liabilities designated at fair value	3.4	0.0	3.4	0.0	(0.6)	2.7	56.3	59.0	59.7
Total liabilities	317.4	(85.6)	231.9	(174.5)	(28.5)	28.9	74.5	103.4	306.4

As of 31.3.16, CHF billion
Cash collateral on securities lent	6.3	0.0	6.3	(2.5)	(3.8)	0.0	0.1	0.1	6.4
Repurchase agreements	59.9	(54.6)	5.3	(1.7)	(3.7)	0.0	1.2	1.2	6.5
Negative replacement values	169.3	(2.4)	166.9	(135.1)	(17.3)	14.5	12.1	26.6	179.0
Cash collateral payables on derivative instruments¹	137.1	(104.7)	32.4	(19.3)	(1.6)	11.5	4.3	15.8	36.7
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(0.8)	2.2	54.7	56.9	57.8
Total liabilities	375.7	(161.7)	213.9	(158.5)	(27.2)	28.2	72.4	100.6	286.3

As of 31.12.15, CHF billion
Cash collateral on securities lent	7.9	0.0	7.9	(3.1)	(4.8)	0.0	0.1	0.1	8.0
Repurchase agreements	69.0	(62.1)	6.9	(4.4)	(2.5)	0.0	2.8	2.8	9.7
Negative replacement values	154.2	(2.5)	151.7	(123.0)	(17.4)	11.3	10.7	22.1	162.4
Cash collateral payables on derivative instruments¹	99.9	(66.3)	33.6	(19.0)	(2.5)	12.1	4.7	16.8	38.3
Financial liabilities designated at fair value	3.9	0.0	3.9	0.0	(0.7)	3.1	59.1	62.3	63.0
Total liabilities	334.9	(131.0)	203.9	(149.4)	(28.0)	26.5	77.4	104.0	281.4

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, interest rate swaps (IRS) with the London Clearing House (LCH) which are legally settled on a daily basis and ETD which are economically settled on a daily basis. Effective 30 June 2016, UBS elected to convert its IRS transacted with the LCH from the previous collateral model to a settlement model. As a result, gross assets and liabilities and corresponding netting decreased by CHF 93 billion as of 30 June 2016, with no change to net assets and liabilities recognized on the balance sheet. Refer to Note 1 for more information. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous page.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Note 12  Other assets and liabilities

CHF million	30.6.16	31.3.16	31.12.15

Other assets
Prime brokerage receivables¹	11,695	11,754	11,341
Recruitment loans to financial advisors	3,161	3,128	3,184
Other loans to financial advisors	490	522	418
Bail deposit²	1,220	1,229	1,221
Accrued interest income	473	547	462
Accrued income – other	1,139	926	844
Prepaid expenses	1,041	1,067	1,032
Net defined benefit pension and post-employment assets	99	0	50
Settlement and clearing accounts	374	499	402
VAT and other tax receivables	292	355	397
Properties and other non-current assets held for sale	126	135	134
Assets of disposal group held for sale³	5,380	264	279
Other	2,878	2,590	2,485
Total other assets	28,368	23,016	22,249

Other liabilities
Prime brokerage payables¹	38,888	44,011	45,306
Amounts due under unit-linked investment contracts	8,973	15,100	15,718
Compensation-related liabilities	3,964	3,231	5,122
of which: accrued expenses	1,460	959	2,827
of which: other deferred compensation plans	1,468	1,414	1,559
of which: net defined benefit pension and post-employment liabilities	1,036	859	736
Third-party interest in consolidated investment funds	524	550	594
Settlement and clearing accounts	1,546	1,407	893
Current and deferred tax liabilities	1,011	933	810
VAT and other tax payables	441	462	446
Deferred income	243	217	210
Accrued interest expenses	1,032	1,279	1,438
Other accrued expenses	2,675	2,744	2,492
Liabilities of disposal group held for sale³	5,334	217	235
Other	1,088	838	1,343
Total other liabilities	65,719	70,988	74,606

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 15b for more information.    3 Refer to Note 17 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Financial liabilities designated at fair value

CHF million	30.6.16	31.3.16	31.12.15
Non-structured fixed-rate bonds	4,196	4,008	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,622	3,433	3,542
Structured debt instruments issued³	49,342	47,899	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	35,007	33,478	36,539
Structured over-the-counter debt instruments	5,254	4,728	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	4,676	3,760	4,497
Repurchase agreements	799	1,036	849
Loan commitments and guarantees⁶	73	90	119
Total	59,664	57,761	62,995
of which: life-to-date own credit (gain) / loss	(165)	(332)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 30 June 2016 was unsecured (31 March 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 June 2016 was unsecured (31 March 2016: more than 98% of the balance was unsecured; 31 December 2015: more than 98% of the balance was unsecured).    5 More than 40% of the balance as of 30 June 2016 was unsecured (31 March 2016: more than 45% of the balance was unsecured; 31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 14  Debt issued held at amortized cost

CHF million	30.6.16	31.3.16	31.12.15
Certificates of deposit	21,731	17,689	11,967
Commercial paper	2,860	5,835	3,824
Other short-term debt	5,450	6,282	5,424
Short-term debt¹	30,040	29,806	21,215
Non-structured fixed-rate bonds	29,293	29,566	31,240
of which: issued by UBS AG with original maturity greater than one year²	29,136	29,403	31,078
Covered bonds	6,000	7,289	8,490
Subordinated debt	12,191	12,394	12,600
of which: low-trigger loss-absorbing tier 2 capital	10,462	10,239	10,346
of which: phase-out tier 2 capital	1,729	2,156	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,116	8,196	8,237
Other long-term debt	290	545	577
of which: issued by UBS AG with original maturity greater than one year²	259	257	278
Long-term debt³	55,891	57,990	61,144
Total debt issued held at amortized cost⁴	85,931	87,796	82,359

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 30 June 2016 was unsecured (31 March 2016: 100% of the balance was unsecured; 31 December 2015:100% of the balance was unsecured).    3 Debt with original maturity greater than or equal to one year.    4 Net of bifurcated embedded derivatives with a net positive fair value of CHF 82 million as of 30 June 2016 (31 March 2016: net positive fair value of CHF 55 million; 31 December 2015: net negative fair value of CHF 130 million).

Note 15   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,163
Balance as of 31 March 2016	41	2,876	536	36	148	192	131	3,961
Increase in provisions recognized in the income statement	7	135	101	5	0	1	23	273
Release of provisions recognized in the income statement	0	(63)	(27)	0	0	(10)	(1)	(101)
Provisions used in conformity with designated purpose	(4)	(299)	(81)	0	(9)	(83)	(26)	(501)
Capitalized reinstatement costs	0	0	0	0	(7)	0	0	(7)
Reclassifications	0	0	0	1	(2)	0	0	(2)
Foreign currency translation / unwind of discount	(1)	32	2	0	1	(5)	1	30
Balance as of 30 June 2016	43	2,682	532³	42	132⁴	95	127	3,653

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 117 million as of 30 June 2016 (31 March 2016: CHF 92 million; 31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 415 million as of 30 June 2016 (31 March 2016: CHF 444 million; 31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 84 million as of 30 June 2016 (31 March 2016: CHF 94 million; 31 December 2015: CHF 94 million) and provisions for onerous lease contracts of CHF 47 million as of 30 June 2016 (31 March 2016: CHF 55 million; 31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group second quarter 2016 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹˒²
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Balance as of 31 March 2016	242	427	81	13	557	307	0	1,248	2,876
Increase in provisions recognized in the income statement	10	23	0	0	27	2	0	23	85
Release of provisions recognized in the income statement	(1)	(7)	0	(5)	0	0	0	0	(13)
Provisions used in conformity with designated purpose	(3)	(35)	(2)	(1)	(1)	(7)	0	(249)	(299)
Foreign currency translation / unwind of discount	(1)	8	0	0	6	(1)	0	20	32
Balance as of 30 June 2016	247	416	79	7	589	301	0	1,042	2,682

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.    2 Provision movements are grouped by item for purposes of this table and may therefore differ from those shown in the table in Note 15a.

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received a disclosure order from the Swiss Federal Tax Administration (FTA) to transfer information based on a request for international administrative assistance in tax matters. The request concerns a number of UBS account numbers pertaining to current and former clients and is based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceeding and their procedural rights, including the right to appeal. The request is based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects other countries to file similar requests.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

In February 2016, the investigating judge notified UBS AG and UBS (France) S.A. that he has closed his investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor's recommendation ("réquisitoire"). The parties have 30 days to comment on the recommendation or to file additional submissions. The judge may then issue his final decree ("ordonnance de renvoi en correctionnelle") which would set out any charges for which UBS AG and UBS (France) S.A. will be tried, both legally and factually.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 June 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 2.6 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 2.6 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.2 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 1.4 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (SDNY). The original principal balance at issue in the Kansas case is approximately USD 1.15 billion and the original principal balance at issue in the SDNY case is approximately USD 400 million. In February 2016, UBS made an offer of judgment to NCUA in the SDNY case, which NCUA accepted, pursuant to which UBS agreed to pay to NCUA approximately USD 33 million plus approximately USD 36.8 million in prejudgment interest, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA. Judgment was entered by the Court on April 25, 2016.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. However, in April 2016, the Court ruled that, based on an intervening decision of an intermediate New York appellate court, it would allow plaintiffs to proceed with their claims at trial as to all loans purportedly in breach. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. A bench trial in the SDNY adjourned in May 2016 and post-trial briefs are being submitted.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Note 15   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2015	1,218
Balance as of 31 March 2016	1,242
Increase in provision recognized in the income statement	0
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(255)
Balance as of 30 June 2016	988

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 June 2016 reflected a provision of USD 988 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test case appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In June 2016, the Luxembourg Court of Appeal dismissed the remaining test cases in their entirety. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest (approximately EUR 15.3 million).

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.8 billion, of which claims with aggregate claimed damages of approximately USD 642 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. The Magistrate Judge for the consolidated case has recommended that plaintiffs’ motion to certify the proposed class be denied.

In 2015, Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and additional payment defaults are expected to occur. In June 2016, federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 June 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will continue to take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

In 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Note 15   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rates were linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR or USD ISDAFIX rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the district court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in May 2016, vacated the district court's ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

Our balance sheet at 30 June 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In May 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

Note 16   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.16			31.3.16			31.12.15
CHF million	Gross	Sub -participations	Net	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,393	(448)	5,945	6,525	(439)	6,086	6,708	(315)	6,393
Performance guarantees and similar instruments	3,111	(763)	2,347	3,029	(643)	2,386	3,035	(699)	2,336
Documentary credits	6,376	(1,626)	4,750	6,073	(1,602)	4,471	6,276	(1,707)	4,569
Total guarantees	15,880	(2,837)	13,043	15,627	(2,684)	12,942	16,019	(2,721)	13,298
Loan commitments	49,582	(1,454)	48,128	51,918	(1,480)	50,438	56,072	(1,559)	54,513
Forward starting transactions¹
Reverse repurchase agreements	14,373			18,695			6,577
Securities borrowing agreements	88			43			6
Repurchase agreements	11,188			13,098			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Note 17   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Wealth Management	86	79	69	165	115
Wealth Management Americas	38	33	24	71	48
Personal & Corporate Banking	31	23	17	55	33
Asset Management	34	20	4	54	22
Investment Bank	163	117	66	280	136
Corporate Center	22	(8)	12	15	143
of which: Services	18	(9)	0	8	118
of which: Non-core and Legacy Portfolio	5	2	13	6	24
Total net restructuring expenses	373	263	191	636	496
of which: personnel expenses	187	126	110	313	178
of which: general and administrative expenses	187	136	80	323	306
of which: depreciation and impairment of property, equipment and software	0	1	1	0	11
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Salaries and variable compensation	197	114	129	311	197
Contractors	16	11	9	28	14
Social security	1	2	1	3	2
Pension and other post-employment benefit plans	(30)	(4)	(33)	(34)	(41)
Other personnel expenses	2	4	4	6	5
Total net restructuring expenses: personnel expenses	187	126	110	313	178

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
Occupancy	41	29	9	70	19
Rent and maintenance of IT and other equipment	34	10	(6)	44	24
Administration	6	3	1	10	4
Travel and entertainment	4	2	4	6	6
Professional fees	36	34	42	70	73
Outsourcing of IT and other services	74	74	47	148	70
Other¹	(8)	(17)	(16)	(25)	110
Total net restructuring expenses: general and administrative expenses	187	136	80	323	306
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2016, UBS AG agreed to sell a life insurance subsidiary within Wealth Management, which resulted in the recognition of a loss of CHF 23 million. This sale is expected to close in the second half of 2016 subject to customary closing conditions. As of 30 June 2016, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,380 million and CHF 5,334 million, respectively.

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.6.16	31.3.16	31.12.15	30.6.15	30.6.16	31.3.16	30.6.15	30.6.16	30.6.15
1 USD	0.98	0.96	1.00	0.94	0.98	0.99	0.94	0.99	0.94
1 EUR	1.08	1.09	1.09	1.04	1.10	1.10	1.04	1.10	1.04
1 GBP	1.30	1.38	1.48	1.47	1.37	1.42	1.45	1.39	1.44
100 JPY	0.95	0.85	0.83	0.76	0.92	0.86	0.77	0.89	0.78

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Note 19   Supplemental guarantor information required under SEC regulations

Guarantee of PaineWebber securities

Prior to its acquisition by UBS in 2000, Paine Webber Group Inc. (PaineWebber) was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned indirect subsidiary of UBS AG. Following the acquisition, UBS AG entered into a full and unconditional guarantee of the senior notes (Debt Securities) issued by PaineWebber. Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc.

As of 30 June 2016, the amount of outstanding senior notes of UBS Americas Inc. was approximately CHF 136 million. These senior notes mature in 2017 and 2018.

Guarantee of other securities

Certain US-domiciled entities that are 100% legally owned by UBS AG had, through the second quarter of 2016, outstanding trust preferred securities, which were registered under the US Securities Act. These entities, UBS Preferred Funding Trust IV and UBS Preferred Funding Trust V, were not consolidated by UBS AG as UBS AG did not absorb any variability from the performance of these entities. However, UBS AG had fully and unconditionally guaranteed these securities. The non-consolidated issuing US-domiciled entities are presented in a separate column in the supplemental guarantor information provided in the following tables. Amounts presented in this column are eliminated in the Elimination entries column, as these entities are not consolidated.

In the second quarter of 2016, the securities issued by these entities were called, and as of 30 June 2016 these entities had no balances outstanding.

Joint liability of UBS Switzerland AG

In June 2015, the Personal & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on the asset transfer date, including the existing guarantee of abovementioned PaineWebber and other securities. To reflect this joint liability, UBS Switzerland AG is presented in a separate column as a subsidiary co-guarantor since the asset transfer.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2016
Operating income
Interest income	4,175	2,069	1,102	25	528	(946)	6,953
Interest expense	(3,705)	(328)	(515)		(453)	913	(4,088)
Net interest income	471	1,741	587	25	75	(33)	2,866
Credit loss (expense) / recovery	(6)	4	(4)		(3)	0	(9)
Net interest income after credit loss expense	464	1,745	583	25	72	(33)	2,857
Net fee and commission income	768	1,659	3,758		2,040	(17)	8,208
Net trading income	2,533	337	187		126	(281)	2,902
Other income	814	471	304		(711)	(590)	288
Total operating income	4,580	4,212	4,832	25	1,527	(922)	14,254
Operating expenses
Personnel expenses	2,910	1,036	3,127		778	0	7,852
General and administrative expenses	(206)	1,681	1,333		631	(1)	3,438
Depreciation and impairment of property, equipment and software	348	6	86		42	0	481
Amortization and impairment of intangible assets	11	0	32		4	0	47
Total operating expenses	3,063	2,723	4,578		1,455	(1)	11,818
Operating profit / (loss) before tax	1,517	1,489	254	25	72	(921)	2,436
Tax expense / (benefit)	116	315	20		187	(4)	634
Net profit / (loss)	1,401	1,174	234	25	(116)	(916)	1,802
Net profit / (loss) attributable to preferred noteholders	78	0	0	31	0	(31)	78
Net profit / (loss) attributable to non-controlling interests	0	0	0		1	0	1
Net profit / (loss) attributable to shareholders	1,323	1,174	234	(6)	(117)	(886)	1,723

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2016

Comprehensive income attributable to shareholders
Net profit / (loss)	1,323	1,174	234	(6)	(117)	(886)	1,723

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	141	0	(380)		(597)	345	(491)
Financial assets available for sale, net of tax	(109)	(21)	66		(21)	178	93
Cash flow hedges, net of tax	342	333	0		0	18	694
Total other comprehensive income that may be reclassified to the income statement, net of tax	374	312	(314)	0	(618)	542	296

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	(227)	10	(99)		(55)	(10)	(381)
Own credit on financial liabilities designated at fair value, net of tax	(105)						(105)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(332)	10	(99)	0	(55)	(10)	(486)

Total other comprehensive income	42	322	(413)	0	(673)	531	(190)

Total comprehensive income attributable to shareholders	1,366	1,496	(179)	(6)	(790)	(355)	1,533

Total comprehensive income attributable to preferred noteholders	357	0	0	313	0	(313)	357
Total comprehensive income attributable to non-controlling interests	0	0	0		1	0	1
Total comprehensive income	1,722	1,496	(179)	307	(789)	(668)	1,890

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
As of 30 June 2016
Assets
Cash and balances with central banks	34,215	46,418	4,093	9,519	0	94,246
Due from banks	38,672	4,118	9,312	27,631	(66,862)	12,870
Loans	92,061	185,182	47,059	33,132	(49,574)	307,860
Cash collateral on securities borrowed	37,928	5,656	45,324	7,704	(67,244)	29,367
Reverse repurchase agreements	59,749	25,595	31,764	9,457	(53,274)	73,289
Trading portfolio assets	75,074	1,871	7,290	23,788	(6,660)	101,364
of which: assets pledged as collateral which may be sold or repledged by counterparties	41,298	0	3,455	2,604	(16,578)	30,778
Positive replacement values	196,228	7,858	11,649	34,792	(52,087)	198,441
Cash collateral receivables on derivative instruments	26,069	1,443	3,022	12,250	(12,829)	29,955
Financial assets designated at fair value	41,500	13,662	5,263	6,812	(3,315)	63,922
Financial assets available for sale	10,372	4,484	5,821	1,870	(4,336)	18,211
Financial assets held to maturity	0	4,798	0	0	0	4,798
Investments in subsidiares and associates	48,108	14	1	1	(47,174)	950
Property, equipment and software	6,720	21	991	209	0	7,941
Goodwill and intangible assets	311	0	4,955	1,168	(32)	6,402
Deferred tax assets	2,184	642	7,535	1,826	(38)	12,150
Other assets	13,279	1,855	9,446	7,630	(3,842)	28,368
Total assets	682,469	303,618	193,524	177,789	(367,266)	990,135
Liabilities
Due to banks	31,279	17,418	20,947	21,818	(76,203)	15,259
Due to customers	114,700	242,362	72,679	45,256	(45,442)	429,555
Cash collateral on securities lent	33,811	2,900	34,061	2,772	(67,244)	6,301
Repurchase agreements	30,430	9,216	10,404	11,268	(53,274)	8,043
Trading portfolio liabilities	21,276	243	4,706	9,674	(6,285)	29,614
Negative replacement values	192,223	7,506	11,397	36,967	(52,087)	196,006
Cash collateral payables on derivative instruments	31,901	388	3,324	13,568	(12,829)	36,352
Financial liabilities designated at fair value	59,107	0	13	4,072	(3,528)	59,664
Debt issued	76,242	8,144	1,605	(634)	574	85,931
Provisions	1,507	178	1,643	303	21	3,653
Other liabilities	32,990	2,770	15,973	17,865	(3,879)	65,719
Total liabilities	625,465	291,126	176,751	162,930	(320,176)	936,096
Equity attributable to shareholders	56,355	12,492	16,773	14,822	(47,090)	53,353
Equity attributable to preferred noteholders	649	0	0	0	0	649
Equity attributable to non-controlling interests	0	0	0	37	0	37
Total equity	57,005	12,492	16,773	14,859	(47,090)	54,039
Total liabilities and equity	682,469	303,618	193,524	177,789	(367,266)	990,135

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG¹	UBS Switzerland AG¹	UBS Americas Inc.¹	Other subsidiaries¹	UBS AG (consolidated)
For the six months ended 30 June 2016
Net cash flow from / (used in) operating activities	(38,125)	(5,369)	2,215	1,743	(39,536)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	0	0	(23)	(23)
Disposal of subsidiaries, associates and intangible assets²	71	0	0	0	72
Purchase of property, equipment and software	(742)	(11)	(145)	(35)	(934)
Disposal of property, equipment and software	173	0	3	17	193
Purchase of financial assets available for sale	(4,059)	(522)	(1,200)	(1,582)	(7,363)
Disposal and redemption of financial assets available for sale	25,740	19,134	715	5,523	51,112
Net (purchase) / redemption of financial assets held to maturity	0	(4,878)	0	0	(4,878)
Net cash flow from / (used in) investing activities	21,183	13,722	(627)	3,899	38,177
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	11,124	(9)	(1,319)	0	9,797
Distributions paid on UBS shares	(3,434)	0	0	0	(3,434)
Issuance of long-term debt, including financial liabilities designated at fair value	17,906	233	0	718	18,857
Repayment of long-term debt, including financial liabilities designated at fair value	(15,796)	(354)	(7)	(1,208)	(17,365)
Dividends paid and repayments of preferred notes	(1,366)	0	0	0	(1,366)
Net changes of non-controlling interests	0	0	0	(5)	(5)
Net activity in investments in subsidiaries	(1,655)	0	0	1,655	0
Net cash flow from / (used in) financing activities	6,779	(129)	(1,326)	1,160	6,484
Effects of exchange rate differences on cash and cash equivalents	(726)	(53)	(351)	(163)	(1,293)
Net increase / (decrease) in cash and cash equivalents	(10,888)	8,170	(89)	6,640	3,832
Cash and cash equivalents at the beginning of the period	47,902	40,246	7,084	7,731	102,962
Cash and cash equivalents at the end of the period	37,014	48,416	6,995	14,370	106,795
Cash and cash equivalents comprise:
Cash and balances with central banks	34,150	46,418	4,093	9,519	94,181
Due from banks	2,291	1,795	2,793	4,734	11,613
Money market paper³	572	203	108	117	1,001
Total	37,014	48,416	6,995	14,370	106,795⁴

1 Cash flows generally represent a third-party view from a UBS AG (consolidated) perspective. As a consequence, the non-consolidated UBS Preferred Funding Trusts IV and V are not presented in this table. During the six months ended 30 June 2016, these trusts redeemed all of the preferred notes issued by them entailing cash outflows of CHF 1,317 million for principal and dividend amounts paid to preferred note holders and equivalent cash inflows from onward lending activities to UBS AG.    2 Includes dividends received from associates.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Comprises balances with an original maturity of three months or less. CHF 3,631 million of cash and cash equivalents were restricted.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2015
Operating income
Interest income	5,056	1,121	824	31	745	(1,193)	6,583
Interest expense	(3,311)	(286)	(320)		(674)	1,137	(3,454)
Net interest income	1,745	835	504	31	71	(57)	3,129
Credit loss (expense) / recovery	(26)	(5)	4		3	(6)	(29)
Net interest income after credit loss expense	1,719	830	507	31	75	(62)	3,100
Net fee and commission income	2,094	873	3,721		2,193	(49)	8,832
Net trading income	4,064	233	142		152	(851)	3,741
Other income	(624)	208	378		(601)	1,612	972
Total operating income	7,253	2,144	4,747	31	1,819	650	16,644
Operating expenses
Personnel expenses	3,851	534	3,193		719	0	8,297
General and administrative expenses	491	769	1,435		774	0	3,470
Depreciation and impairment of property, equipment and software	313	4	75		38	0	429
Amortization and impairment of intangible assets	11	0	41		6	0	58
Total operating expenses	4,666	1,307	4,743		1,537	0	12,254
Operating profit / (loss) before tax	2,587	837	4	31	282	650	4,391
Tax expense / (benefit)	690	207	(1)		213	3	1,112
Net profit / (loss)	1,897	630	5	31	68	647	3,278
Net profit / (loss) attributable to preferred noteholders	76	0	0	31	0	(31)	76
Net profit / (loss) attributable to non-controlling interests	0	0	0		1	0	1
Net profit / (loss) attributable to shareholders	1,821	630	5	0	67	678	3,201

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
For the six months ended 30 June 2015

Comprehensive income attributable to shareholders
Net profit / (loss)	1,821	630	5	0	67	678	3,201

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(225)	0	(90)		(595)	(666)	(1,577)
Financial assets available for sale, net of tax	(60)	3	(8)		(5)	2	(67)
Cash flow hedges, net of tax	(402)	(156)	0		0	29	(530)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(687)	(153)	(98)	0	(600)	(635)	(2,173)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	476	(348)	8		20	(18)	138
Total other comprehensive income that will not be reclassified to the income statement, net of tax	476	(348)	8	0	20	(18)	138

Total other comprehensive income	(211)	(501)	(89)	0	(580)	(654)	(2,035)
Total comprehensive income attributable to shareholders	1,610	129	(84)	0	(513)	24	1,166

Total comprehensive income attributable to preferred noteholders	(98)	0	0	(47)	0	47	(98)
Total comprehensive income attributable to non-controlling interests	0	0	0		(2)	0	(2)
Total comprehensive income	1,513	129	(84)	(47)	(515)	71	1,066

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million	UBS AG (standalone)¹	UBS Switzerland AG (standalone)¹	UBS Americas Inc.²	UBS Preferred Funding Trust IV & V	Other subsidiaries²	Elimination entries	UBS AG (consolidated)
As of 31 December 2015
Assets
Cash and balances with central banks	45,125	38,701	4,971		2,509	0	91,306
Due from banks	29,225	3,224	12,776		27,510	(60,868)	11,866
Loans	89,052	186,872	47,054		14,554	(24,809)	312,723
Cash collateral on securities borrowed	27,925	7,414	38,007		6,506	(54,268)	25,584
Reverse repurchase agreements	61,253	16,258	21,039		14,586	(45,243)	67,893
Trading portfolio assets	94,132	1,736	5,931	1,310	30,132	(9,194)	124,047
of which: assets pledged as collateral which may be sold or repledged by counterparties	53,708	0	3,038		2,264	(7,066)	51,943
Positive replacement values	175,943	6,033	21,463		28,921	(64,925)	167,435
Cash collateral receivables on derivative instruments	19,026	1,056	5,964		12,678	(14,962)	23,763
Financial assets designated at fair value	6,303	0	199		2,628	(3,322)	5,808
Financial assets available for sale	32,044	23,184	5,360		5,996	(4,042)	62,543
Investments in subsidiaries and associates	45,689	14	1		1	(44,751)	954
Property, equipment and software	6,499	15	972		197	0	7,683
Goodwill and intangible assets	347	0	5,112		1,139	(30)	6,568
Deferred tax assets	2,332	845	7,766		1,890	0	12,833
Other assets	12,108	1,255	10,041		3,111	(4,266)	22,249
Total assets	647,006	286,608	186,654	1,310	152,359	(330,680)	943,256
Liabilities
Due to banks	31,725	18,948	26,320	4	5,782	(70,944)	11,836
Due to customers	102,483	231,252	53,633		34,002	(18,848)	402,522
Cash collateral on securities lent	34,094	2,493	23,437		2,274	(54,268)	8,029
Repurchase agreements	20,658	6,505	11,490		16,244	(45,243)	9,653
Trading portfolio liabilities	21,193	128	3,919		11,317	(7,420)	29,137
Negative replacement values	170,718	5,655	21,109		29,877	(64,928)	162,430
Cash collateral payables on derivative instruments	31,399	374	6,438		15,033	(14,962)	38,282
Financial liabilities designated at fair value	61,630	0	288		4,675	(3,598)	62,995
Debt issued	70,792	8,274	3,126		321	(153)	82,359
Provisions	1,680	179	1,969		319	17	4,163
Other liabilities	40,255	1,806	16,683	1	20,179	(4,318)	74,606
Total liabilities	586,628	275,611	168,411	4	140,023	(284,664)	886,013
Equity attributable to shareholders	58,423	10,997	18,243	4	12,296	(44,714)	55,248
Equity attributable to preferred noteholders	1,954	0	0	1,302	0	(1,302)	1,954
Equity attributable to non-controlling interests	0	0	0	0	41	0	41
Total equity	60,378	10,997	18,243	1,306	12,336	(46,016)	57,243
Total liabilities and equity	647,006	286,608	186,654	1,310	152,359	(330,680)	943,256

1 Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the "UBS AG (standalone) financial and regulatory information" section of this report for UBS AG standalone financial information prepared in accordance with Swiss GAAP. Refer to the "Legal entity financial and regulatory information" section of the UBS Group second quarter 2016 report for UBS Switzerland AG standalone interim financial statements prepared in accordance with Swiss GAAP.    2 Amounts presented in these columns serve as a basis for preparing UBS AG consolidated financial statements in accordance with IFRS.

Note 19   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million	UBS AG¹	UBS Switzerland AG¹	UBS Americas Inc.¹	Other subsidiaries¹	UBS AG (consolidated)
For the six months ended 30 June 2015
Net cash flow from / (used in) operating activities	(6,610)	(1,556)	(4,625)	2,383	(10,408)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(37)	0	1	0	(38)
Disposal of subsidiaries, associates and intangible assets²	172	0	12	5	190
Purchase of property, equipment and software	(606)	0	(134)	(55)	(795)
Disposal of property, equipment and software	504	0	4	13	520
Net (investment in) / divestment of financial investments available-for-sale	(17,562)	1,794	72	147	(15,549)
Net cash flow from / (used in) investing activities	(17,529)	1,794	(48)	110	(15,673)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	4,438	0	881	33	5,353
Distributions paid on UBS shares	(1,632)	0	0	0	(1,632)
Issuance of long-term debt, including financial liabilities designated at fair value	32,649	328	0	228	33,204
Repayment of long-term debt, including financial liabilities designated at fair value	(23,982)	(46)	(18)	(998)	(25,044)
Dividends paid and repayments of preferred notes	(77)	0	0	0	(77)
Net changes of non-controlling interests	0	0	0	(5)	(5)
Net activity in investments in subsidiaries³	(33,111)	33,283	0	(172)	0
Net cash flow from / (used in) financing activities	(21,715)	33,564	863	(914)	11,799
Effects of exchange rate differences on cash and cash equivalents	(4,320)	(4)	(583)	(689)	(5,595)
Net increase / (decrease) in cash and cash equivalents	(50,173)	33,798	(4,392)	891	(19,876)
Cash and cash equivalents at the beginning of the period	100,662	0	8,960	7,093	116,715
Cash and cash equivalents at the end of the period	50,489	33,798	4,568	7,983	96,838
Cash and cash equivalents comprise:
Cash and balances with central banks	47,542	31,195	1,947	3,961	84,646
Due from banks	2,577	2,601	2,526	4,016	11,720
Money market paper⁴	370	2	95	6	473
Total	50,489	33,798	4,568	7,983	96,838⁵

1 Cash flows generally represent a third-party view from a UBS AG (consolidated) perspective. As a consequence, the non-consolidated UBS Preferred Funding Trusts IV and V are not presented in this table. For the six months ended 30 June 2015, these trusts had cash inflows of CHF 77 million from operating activities and an equivalent cash outflow for dividends paid to preferred note holders.    2 Includes dividends received from associates.    3 Includes transfer of cash and cash equivalents from UBS AG to UBS Switzerland AG of CHF 33,283 million. Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information on the business transfer from UBS AG to UBS Switzerland AG.    4 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available for sale.    5 CHF 3,404 million of cash and cash equivalents were restricted.

UBS AG (standalone) financial and regulatory information

Unaudited

Table of contents

69	UBS AG (standalone) financial information
69	Income statement
70	Balance sheet
71	Basis of accounting
71	Recent developments
71	Joint and several liability

72	UBS AG (standalone) regulatory information
72	Swiss SRB capital requirements and capital information
73	Leverage ratio information
74	Liquidity coverage ratio

UBS AG (standalone)

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.16	31.3.16	30.6.15	1Q16	2Q15	30.6.16	30.6.15¹
Interest and discount income	1,377	1,405	1,493	(2)	(8)	2,781	3,602
Interest and dividend income from trading portfolio	637	574	805	11	(21)	1,211	1,455
Interest and dividend income from financial investments	46	38	46	21	0	84	99
Interest expense	(2,085)	(1,485)	(1,915)	40	9	(3,570)	(3,377)
Gross interest income	(26)	532	430			506	1,778
Credit loss (expense) / recovery	8	(23)	(5)			(14)	(35)
Net interest income	(18)	509	425			492	1,743
Fee and commission income from securities and investment business	486	546	756	(11)	(36)	1,032	2,376
Credit-related fees and commissions	60	50	87	20	(31)	110	192
Other fee and commission income	(6)	(5)	23	20		(11)	150
Fee and commission expense	(212)	(198)	(307)	7	(31)	(410)	(596)
Net fee and commission income	328	393	560	(17)	(41)	721	2,123
Net trading income	1,584	999	548	59	189	2,584	2,745
Net income from disposal of financial investments	44	52	34	(15)	29	96	128
Dividend income from investments in subsidiaries and other participations	408	36	134		204	445	412
Income from real estate holdings	162	119	122	36	33	282	294
Sundry ordinary income	1,311	1,353	1,261	(3)	4	2,665	1,985
Sundry ordinary expenses	(107)	(94)	(133)	14	(20)	(201)	(272)
Other income from ordinary activities	1,820	1,466	1,418	24	28	3,286	2,547
Total operating income	3,714	3,368	2,950	10	26	7,082	9,157
Personnel expenses	1,629	1,553	1,367	5	19	3,182	3,716
General and administrative expenses	1,342	1,294	1,249	4	7	2,636	2,618
Subtotal operating expenses	2,971	2,847	2,616	4	14	5,818	6,334
Impairment of investments in subsidiaries and other participations	210	373	550	(44)	(62)	583	1,536
Depreciation and impairment of property, equipment and software	171	178	149	(4)	15	349	314
Amortization and impairment of goodwill and other intangible assets	6	6	6	0	0	11	11
Changes in provisions and other allowances and losses	26	(3)	(25)			23	25
Total operating expenses	3,383	3,401	3,295	(1)	3	6,784	8,220
Operating profit	331	(33)	(345)			298	937
Extraordinary income	1,197	65	77			1,262	613
of which: reversal of impairments of investments in subsidiaries and other participations	1,075	65	32			1,140	49
Extraordinary expenses	1	0	5		(80)	2	6
Tax expense / (benefit)	37	49	89	(24)	(58)	85	211
Net profit / (loss) for the period	1,491	(18)	(362)			1,473	1,334

1 Comparative amounts presented for year-to-date 30 June 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015. Refer to "Establishment of UBS Switzerland AG" in the "Legal entity financial and regulatory information" section of our Annual Report 2015 for more information.

UBS AG (standalone) financial and regulatory information

Balance sheet
				% change from
CHF million	30.6.16	31.3.16	31.12.15	31.3.16	31.12.15

Assets
Cash and balances with central banks	34,260	48,770	45,125	(30)	(24)
Due from banks	50,572	49,059	40,611	3	25
Receivables from securities financing transactions	98,755	101,796	90,479	(3)	9
of which: cash collateral on securities borrowed	37,928	33,363	27,925	14	36
of which: reverse repurchase agreements	60,827	68,433	62,553	(11)	(3)
Due from customers	104,399	93,749	97,401	11	7
Mortgage loans	4,399	4,563	4,679	(4)	(6)
Trading portfolio assets	75,142	76,436	94,210	(2)	(20)
Positive replacement values	23,975	20,136	20,987	19	14
Financial investments	41,364	34,242	27,528	21	50
Accrued income and prepaid expenses	1,914	1,730	1,708	11	12
Investments in subsidiaries and other participations	46,187	43,399	43,791	6	5
Property, equipment and software	6,721	6,579	6,503	2	3
Goodwill and other intangible assets	24	30	36	(20)	(33)
Other assets	3,559	3,808	3,986	(7)	(11)
Total assets	491,269	484,296	477,045	1	3
of which: subordinated assets	7,160	6,555	5,752	9	24
of which: subject to mandatory conversion and / or debt waiver	4,521	4,500	4,020	0	12

Liabilities
Due to banks	36,164	39,092	36,669	(7)	(1)
Payables from securities financing transactions	64,883	59,322	55,457	9	17
of which: cash collateral on securities lent	33,811	28,961	34,094	17	(1)
of which: repurchase agreements	31,072	30,361	21,363	2	45
Due to customers	148,463	145,607	144,842	2	2
Trading portfolio liabilities	21,253	23,405	21,179	(9)	0
Negative replacement values	26,798	25,463	24,669	5	9
Financial liabilities designated at fair value	55,601	52,754	58,104	5	(4)
Bonds issued and loans from central mortgage institutions	76,333	75,655	72,750	1	5
Accrued expenses and deferred income	3,445	3,414	4,356	1	(21)
Other liabilities	7,037	6,266	5,505	12	28
Provisions	1,523	1,608	1,786	(5)	(15)
Total liabilities	441,501	432,585	425,316	2	4

Equity
Share capital	386	386	386	0	0
General reserve	38,149	33,669	33,669	13	13
of which: statutory capital reserve	38,149	38,149	38,149	0	0
of which: capital contribution reserve	38,149	38,149	38,149	0	0
of which: statutory earnings reserve¹	0	(4,480)	(4,480)	(100)	(100)
Voluntary earnings reserve¹	9,760	5,689	5,689	72	72
Retained earnings / (loss) carried forward¹	0	11,984	0	(100)
Net profit / (loss) for the period	1,473	(18)	11,984		(88)
Total equity	49,768	51,711	51,728	(4)	(4)
Total liabilities and equity	491,269	484,296	477,045	1	3
of which: subordinated liabilities	15,275	16,840	16,139	(9)	(5)
of which: subject to mandatory conversion and / or debt waiver	12,849	12,689	11,858	1	8

1 During the second quarter of 2016, the 2015 net profit of CHF 11,984 million was appropriated to the statutory earnings reserve (CHF 4,480 million) and to the voluntary earnings reserve (CHF 4,070 million) and a payment of a cash dividend of CHF 3,434 million was made out of retained earnings to UBS Group AG, as approved at the Annual General Meeting of shareholders held on 4 May 2016.

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 to the consolidated financial statements of UBS AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial statements of UBS AG is provided in Note 2 to the UBS AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS AG included in the Annual Report 2015.

Recent developments

In the second quarter of 2016, UBS AG transferred several subsidiaries into UBS Asset Management AG, a direct subsidiary of UBS AG, through a contribution in kind. These transfers were made at a value of CHF 1.5 billion and resulted in a gain of CHF 1.1 billion that was recognized in the income statement of UBS AG, largely as extraordinary income, and which increased the value of UBS AG's investment in UBS Asset Management AG.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 June 2016, the joint liability amounted to approximately CHF 1 billion.

UBS AG (standalone) financial and regulatory information

UBS AG (standalone) regulatory information

This section contains information related to capital adequacy, the leverage ratio and the liquidity coverage ratio, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”  Information in this document is supplementary to UBS AG (standalone) information provided in the “Legal entity financial information” section of the UBS Group second quarter 2016 report.

Swiss SRB capital requirements and capital information

UBS AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO) stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014.

The tables in this section provide UBS AG standalone capital information under Swiss SRB regulations, as per the abovementioned FINMA decree. In addition to the 14.0% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer requirements on a standalone basis. The effect of the countercyclical buffer capital requirement was immaterial as of 30 June 2016, 31 March 2016 and 31 December 2015.

Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)				Capital
	Requirement	Actual			Requirement	Eligible
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Common equity tier 1 capital	10.0	14.2	14.3	14.4	24,076	34,128	33,678	32,656
Common equity tier 1 capital and high-trigger loss-absorbing capital	11.6	14.2	14.3	14.4	27,913	34,128	33,678	32,656
Total capital	14.0	14.2	14.3	14.4	33,707	34,128	33,678	32,656

Swiss SRB capital information (phase-in)
CHF million, except where indicated	30.6.16	31.3.16	31.12.15
Common equity tier 1 capital
Total common equity tier 1 capital	34,128	33,678	32,656
Additional tier 1 capital
High-trigger loss-absorbing capital	2,688	2,643	1,252
Net deductions	(2,688)	(2,643)	(1,252)
Total additional tier 1 capital	0	0	0
Total tier 1 capital	34,128	33,678	32,656
Tier 2 capital
Low-trigger loss-absorbing capital	10,441	10,217	10,325
Net deductions	(10,441)	(10,217)	(10,325)
Total tier 2 capital	0	0	0
Total capital	34,128	33,678	32,656
Risk-weighted assets	240,762	235,271	227,170
Common equity tier 1 capital ratio (%)	14.2	14.3	14.4
Tier 1 capital ratio (%)	14.2	14.3	14.4
Total capital ratio (%)	14.2	14.3	14.4

Leverage ratio information

Swiss SRB leverage ratio

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement).

As of 30 June 2016, the effective total leverage ratio requirement for UBS AG (standalone) was 3.4%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 14.0% by 24%.

Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
	Requirement¹	Actual			Requirement	Eligible
CHF million, except where indicated	30.6.16	30.6.16	31.3.16	31.12.15	30.6.16	30.6.16	31.3.16	31.12.15
Common equity tier 1 capital	2.4	5.5	5.3	5.2	15,019	34,128	33,678	32,656
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.8	5.5	5.3	5.2	17,412	34,128	33,678	32,656
Total capital	3.4	5.5	5.3	5.2	21,027	34,128	33,678	32,656
1 Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital and high-trigger loss-absorbing capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio (phase-in)
CHF million, except where indicated	30.6.16	31.3.16	31.12.15
Swiss GAAP total assets	491,269	484,296	477,045
Difference between Swiss GAAP and IFRS total assets	191,200	192,903	169,961
Less derivative exposures and securities financing transactions¹	(332,732)	(330,549)	(295,490)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	349,737	346,651	351,516
Derivative exposures	114,567	117,869	124,079
Securities financing transactions	136,874	140,943	130,766
Off-balance sheet items	39,473	44,073	42,573
Items deducted from Swiss SRB tier 1 capital	(14,862)	(13,021)	(14,948)
Total exposures (leverage ratio denominator)	625,789	636,514	633,985

Common equity tier 1 capital	34,128	33,678	32,656
Additional tier 1 capital	0	0	0
Tier 2 capital	0	0	0
Total capital	34,128	33,678	32,656
Swiss SRB leverage ratio (%)	5.5	5.3	5.2

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under derivative exposures and securities financing transactions in this table.

UBS AG (standalone) financial and regulatory information

BIS Basel III leverage ratio

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and UBS AG (standalone) is required to disclose BIS Basel III leverage ratio information on a quarterly basis. The table below provides BIS Basel III leverage ratio information according to the current disclosure requirements.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.6.16	31.3.16	31.12.15
Total tier 1 capital	34,128	33,678	32,656
Total exposures (leverage ratio denominator)	625,789	636,514	633,985
BIS Basel III leverage ratio (%)	5.5	5.3	5.2

Liquidity coverage ratio

BIS Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, UBS AG (standalone) must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis. As of 30 June 2016, UBS AG (standalone) was above the 105% standalone LCR minimum communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 2Q16	Average 1Q16	Average 4Q15
High-quality liquid assets	103	116	108
Total net cash outflows	79	88	93
of which: cash outflows	177	189	219
of which: cash inflows	98	101	125
Liquidity coverage ratio (%)	131	132	116
1 Calculated after the application of haircuts and inflow and outflow rates.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purpose of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS AG and the UBS Group are successful in implementing changes to the wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS AG’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS AG’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS AG and the UBS Group are successful in implementing further changes to the Group's legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the UK referendum vote to withdraw from the EU and the potential need to make changes in UBS's legal structure and operations as a result of a UK exit from the EU; (viii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xii) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS Group’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG's and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  August 4, 2016